ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

CODE NAVY

(Exact name of issuer as specified in its charter)

Wyoming
(State or other jurisdiction of incorporation or organization)

9891 Irvine Center Drive, Irvine, California 92618 *(307) 622-1635*
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Jehu Hand, Hand & Hand PC, 34145 Pacific Coast Highway #379, Dana Point CA 92629
(949) 489-2400; fax (949) 489-0034
(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Primary Standard Industrial Classification Code Number) 541511

(I.R.S. Employer Identification Number) 47-1109428

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A. It may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

Management

The issuer's director is Tamara Semenova. Code Navy intends to add additional persons as directors. Ms. Semenova's address is 9891 Irvine Center Drive, Irvine, California 92618. Code Navy's President and Chief Executive and Financial Officer is Ms. Semenova. Code Navy intends to add one or more additional officers in 2014.

Principal Shareholders

The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by Code Navy to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of Code Navy's directors and executive officers. The Percentage After Offering assumes the sale of all 150,000,000 shares offered. Unless otherwise noted below, Code Navy believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.

Name and Address	*Common Stock*	*Percentage Before Offering*	*Percentage After Offering*
Tamara Semenova	*100,000,000*	*99.9%*	*40.0%*

Ms. Semenova is a "founder" and "promoter" of Code Navy. Ms. Semenova holds nearly all of our common stock and is an "affiliate" of Code Navy. There are no other affiliates or promoters.

Counsel to the Issuer

The legality of the Shares offered hereby will be passed upon for Code Navy by Hand & Hand, Dana Point, California.

There is no underwriter for this offering.

ITEM 2. Application of Rule 262

No person associated with Code Navy including Ms. Semenova are subject to any of the

disqualification provisions set forth in Rule 262

ITEM 3. Affiliate Sales

The offering does not involve the resale of securities by affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

Code Navy intends to offer the common stock in the state of New York and Colorado in an issuer-managed offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Code Navy issued 100,000,000 shares of common stock on June 9, 2014 to Tamara Semenova for contribution of business plan and development expenses of $5,000. On February 19, 2014, Code Navy, a Nevada corporation which formerly traded under the Company's symbol CTLR, issued 152,000 shares of common stock to Alexander Eliashevsky and Murray Polichuk, two former officers and directors, in lieu of $304,000 in accrued salary. No underwriter was involved in these issuances. The transactions were exempt under section 4(2) of the Securities Act of 1933 as one not involving any public solicitation or public offering, and was also exempt under Section 4(6) as an offering solely to accredited investors not involving any public solicitation or public offering. Ms. Semenova and the former directors are considered to be accredited persons based on their status as directors and executive officers of Code Navy.

ITEM 6. Other Present or Proposed Offerings

Neither Code Navy nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this offering Circular.

ITEM 7. Marketing Arrangements

To the knowledge of Code Navy, no person has entered into any arrangement or understanding (a) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (b) to stabilize the market for any of the securities to be offered; or (c) for withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation. There are no underwriters which have been engaged and no persons to the knowledge of Code Navy are making sales to any accounts over which such persons exercise discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert has been retained by Code Navy and no person has been employed by Code Navy on a contingent basis or which has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

COVER PAGE

CODE NAVY

(Exact name of Company as set forth in Charter)

Type of securities offered: *Common Stock*
Maximum number of securities offered: *150,000,000 shares*

Minimum number of securities offered: *There is no minimum offering*

Price per security: *$.01*

Total proceeds:
If maximum sold: *$1,500,000*
If minimum sold: *$0*
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? *No*
If yes, what percent is commission of price to public? ____________________%

Is there other compensation to selling agent(s)?
[ ] Yes [X] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted?
[ ] Yes [X] No (See Question No. 25)

INVESTORS SHOULD NOTE THAT CODE NAVY IS CURRENTLY A "SHELL COMPANY" AS DEFINED IN SECURITIES ACT RULE 405. SEE "RISK FACTORS" ON PAGE 4.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
New York	*pending*	*pending*
Colorado	*none*	*pending*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 39 pages.

THE COMPANY

1. Exact corporate name: *Code Navy.*
State and date of incorporation: *June 9, 2014, Wyoming.*
Street address of principal office: *9891 Irvine Center Drive, Irvine, California.*
Company Telephone Number: *(307) 622-1635*

Fiscal year: *June 30*

Person(s) to contact at Company with respect to offering: *Tamara Semenova*
Telephone Number (if different from above): *NA*

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

There are three types of risks to investing in our common stock, the first risk being risks related to the development of our business; the second type of risks related to the structure of the offering; and the final risk being risks related to the unproven business concept.

Risks Related to Development of our Business

1. We have only begun development of our business. Completion of our first milestone, that of developing a database of qualified offshore programmers, is dependent on completion of our website and attracting qualified offshore programmers to join. The second milestone is that we obtain one or more contracts for offshore programming, which is depending on our marketing skills. Finally. we must purchase a mini cruise ship, refit the vessel, and anchor it off the shore of Southern California. All these milestones require time and money, estimated to be at least two years and $1 million. If all the proceeds of this offering are received and we cannot complete these milestones, we will be required to obtain additional financing and we may not be able to do so on terms that are reasonable to Code Navy and its shareholders, or possibly we may never be able to develop the device, resulting in a total loss of your investment.

2. Even if we develop our website, obtain a base of qualified programmers, obtain programming contracts, and acquire and anchor a suitable vessel, we may not be able to obtain enough programming business in order to meet the vessel's operating costs and generate a profit. If we do not obtain programming contracts, Code Navy will not enjoy any sales revenue. We have not identified any potential customers nor the proposed vessel. .

3. The United States government may not respect international law regarding the twelve-mile jurisdiction of its territory and may seek to impose regulatory requirements on the vessel and its operation, such as wage and hour regulations, environmental, immigration, and other laws. Imposition of US law on the vessel will eliminate any price advantage we would otherwise have. Should the United States of America violate international law and impose regulations on our offshore operations, we will have recourse to US and international courts but resolution of the legal issues would be costly and time consuming.

4. Our competitive advantage, if any, will be primarily based on the wage and employee benefits differential between the United States and offshore countries such as India. Although no other company has proposed to enter the area defined by our business plan, we are aware of Blue Seed's intent to establish an offshore floating habitable area. Blue Seed appears to be backed by significant investors who would have much greater financial and marketing resources than the Company. Further, the success of our business model would likely tempt potential competitors to enter the market.

5. We are newly organized and have no operational history by which potential investors can evaluate our future results and likelihood of success. We have no earnings history so investors have no basis for estimating our future level of sales or profitability or indeed whether we will have sales or profitability.

6. We have not secured programming contracts and cannot do so until we have obtained a database of programmers and have acquired and refitted the vessel. If we cannot obtain contracts, we will not be able to continue in business. Even if we secure contracts, we may not attain profitability and will be unable to maintain operations unless we are able to obtain additional financing. Such financing may be impossible to find on terms satisfactory to Code Navy.

Risks Related to the Common Stock

7. There is no public trading market for the common stock. Investors may not be able to resell their common stock for a profit, if at all, and thus could lose all or part of their investment. The common stock currently trades on the US over the counter market known as the "pink sheets" operated by Pink OTC Markets, Inc. (see www.otcmarkets. com). The pink sheets is a privately owned electronic inter-dealer system and does not require that a public company provide significant ongoing financial disclosure about its business. Listing on the Pink Sheets does not constitute any endorsement or approval of a listed company or its securities, and the Pink OTC Markets, Inc. does not review or monitor an issuer's activities. Our common stock will be a "penny stock" (as defined in Exchange Act Rule 3a-51) for the foreseeable future which means that brokers can only buy or sell the common stock on an unsolicited basis. The penny stock rule and similar regulations will reduce the likelihood that a liquid trading market will arise for the common stock. The common stock may trade at less than the offering price. Because our stock will be a "penny stock" a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, Code Navy's common stock.

8. The officer and director of the Company is not a resident of the United States, but of Ukraine. Any US shareholders who believe that management is liable to the Company or its shareholders for violations of US securities laws may encounter difficulty in serving process on the officer and director, or on enforcing any judgment they obtain against her. Ukraine is a party to the Hague Convention on the Service Abroad of Judicial and Extra Judicial Documents in Civil and Commercial Matters, but the procedures set forth in the Convention may cause delays in service. Shareholders may encounter difficulties in bringing any civil claims against management in the court system in Ukraine. The Ukrainian judicial system is perceived in Ukraine and abroad as weak and subject to corruption. These factors may deter any US shareholder from prosecuting any civil proceeding or enforcing any judgment obtained.

9. In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 15c2-6 promulgated under

the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosures related to the market for penny stocks and for trades in any stock defined as a penny stock. The Commission's regulations under such Act define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules. In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and if the broker/dealer is the sole market-maker, the broker/dealer must disclose this fact and its control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor and (iii) transactions that are not recommended by the broker/dealer. In addition, transactions in a NASDAQ security directly with the NASDAQ market-maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives.

10. Since late 2011, this issuer does not appear to have had significant operations nor significant non-cash assets. This issuer previously filed reports on the SEC's EDGAR system under CIK 0001436273, but filed a Form 15 in 2012 to voluntarily cease reporting; management has no information to indicate that the issuer had significant assets or operations after the issuer ceased filing reports with the SEC. As of and for the period ending June 30, 2014, Code Navy had assets of $0 and operating expenses of $16,025. This level of assets and operations can be considered to be "nominal" under Securities Act Rule 405. Therefore, until such time as Code Navy has more than "nominal" operations or assets, Code Navy will be considered to be a "shell company" under Rule 405. Holders of restricted shares issued while Code Navy is a "shell company" are not able to use the safe harbor of Rule 144 to resell their shares. In addition, should Code Navy become a reporting issuer, it would be prohibited from registering shares under Form S-8.

11. This offering will not require the Company to file reports with the Securities and Exchange Commission or any other regulatory body. Investors have no assurance that the Company will ever be required to file periodic reports with any regulatory body nor make them available to its

shareholders. This lack of disclosure may negatively affect the market liquidity for the Company's securities.

12. If we do not obtain the full amount of this offering ($1,500,000), we will not be able to commence revenue-generating business operations, resulting in a loss of all or most of your investment. If we need more cash for further expansion, such offering might have to be raised in one or more stages or offerings, each with its own terms and dilution to existing shareholders. Such an offering might require the participation of institutional investors, which are more likely to demand more stringent terms for any placement. Code Navy has not determined the terms for any offering after this one. Any future offering may be for common stock, or may be for a security with rights superior to that of the common stock. In connection with any offering, Code Navy may be required to add investor's representatives to the Board of Directors, or may be required to commit to other conditions. If other conditions are not met, existing investors could have their rights or equity ownership substantially diluted. The terms for any potential follow-on offering might be extremely dilutive to the purchasers in this offering, if the offering price for any follow-on offering is less than the offering price of this offering ($.01 per share). We do not believe that we can commence raising such additional funds until after the close of this offering, nor until we can demonstrate clear progress on the development of a prototype, and so cannot at this time determine the terms of any follow-on offering or whether it will ever occur.

13. There is no minimum offering and no escrow of proceeds until the minimum offering has been raised, and thus no assurance that any proceeds will be raised nor that all of the proceeds will be obtained which are required to develop a working model of the device, resulting in a loss of your investment. If the entire $1,500,000 is not raised in this offering, Code Navy may attempt to raise the required funds in another offering, but such offering may be at a lower price per share than this offering.

14. Investors are purchasing the common stock at a price of $.01 per share, which is higher than the tangible negative hook value of the common stock prior to the offering of ($.0006) per share. Therefore, investors will receive dilution of 100% of the value of their investment on a book value basis, and will receive nothing if Code Navy ceases operations and is liquidated.

15. Management, will control nearly half of the common stock if the maximum offering is sold, so investors will likely lack the power to remove the directors or otherwise control Code Navy. This ownership percentage by management will also deter any takeover attempt by third parties not approved by management, even if such takeover might be beneficial to shareholders.

Risks Relating to the Business Itself

16. Our business model is novel and untested, and is not protectable by patent or other proprietary rights. It is entirely possible that we will encounter unforeseen difficulties and expenses, and other market entrants, likely better capitalized, will enter the market we have opened having learned from our experience.

17. Management is currently employed in other matters and currently devotes 5-10 hours per week to the business of the Company, and therefore may devote only limited efforts to the Company's developments. At the close of the offering, management intends to devote full time to the Company's business.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Code Navy is currently developing a database of certified offshore (non-US) programmers, in order to locate and refer qualified programmers to US customers. Potential programmers will add their information to our database by logging into our website, www.codenavy.com, and entering their information and credentials. As soon as our database has at least 5,000 programmers, we intend to solicit offshore programming contracts for 20-100 programmers and after obtaining contracts, purchase a mini-cruise ship or other vessel, which would be anchored off the coast of California and outside the 12-mile territorial limit of the United States. The intent is that our future customers will agree to house their offshore programmers aboard the vessel, upon which the programmers will provide their services without the need to obtain HB-1 or other visas to the United States. At the same time, our customers can easily visit their contract personnel and monitor their work progress.

Offshore programming services could include mobile app development, web design and website management, and other customized software programming. We have no customers at this time. Our plan is to enter into contractual arrangements with (primarily) US-based businesses which wish to obtain offshore programming services.

We intend to market our services primarily through 3-5 salaried and commission-based sales representatives to be hired in the Western United States.

Our website is www.codenavy.com. We are not soliciting investors via our web site.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Programming of our website and programmer database commenced in January, 2014 and is completed as of June 30, 2014. We believe that six to nine months will be required to obtain a critical mass of qualified programmers (5000+) and intend to commence marketing of our programmers by the end of calendar 2014. We must obtain contracts to employ at least 20 programmers for at least one year prior to purchasing and refitting a mini-cruise ship to house our programmers. The purchase and refit will require 3-6 months, therefore, as soon as this offering is complete we intend to commence inspection of potential vessels. Refitting primarily will involve cosmetic upgrades and mechanical upgrades to the support system (electrical, plumbing) as well as

wiring and furnishing for programming functionality.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Code Navy intends to operate in the offshore programming industry. According to the UN Information Economy Report 2012:

Spending on computer software and services amounted to $1.2 trillion in 2011.
The industry shows solid annual growth with a slight downturn in 2009.
The US, EU and Japan are the top importers of software services, with the BRIC countries being the top 10 exporters.
The largest exporter is India.
Social networks, cloud computing, and mobile applications are the growth areas in Offshore programming at the present time
Dollar value of Indian software exports grew from $23.7 billion in 2005/2006 to $57.6 billion in 2010/2011

We expect to concentrate marketing on mobile applications, as we believe that it will continue to grow in the next 4-5 years.

The offshore programming market is highly fragmented, with no dominant players, and low barriers to entry. But established providers are likely to be larger, better financed, and many have established markets and market relationships. We believe our competitive advantage will be convenience to the US and customers.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Management intends to market our programming services to medium size software companies, primarily in the Western United States. We plan to hire 3-5 marketing and sales representatives in California, Washington, Nevada and Utah to market our services. In addition, we plan to attend trade shows.

We have no sales contracts at this time

(e) State the backlog of written firm orders for products and/or services as of a recent

date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _____/_____/_____ $__________
(a recent date)
As of _____/_____/_____ $__________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

We do not have any orders for our products and we have no backlog.

(f) to date the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have only one employee, Ms. Semenova. We intend to hire 1 person in administration and 3-5 in sales and marketing upon conclusion of this offering. All of these employee estimates are assuming a full time basis. We have no firm plans on incentive or benefit plans but we intend to offer a stock option plan. We believe these employee levels will be sufficient for the next 12 months. In addition, the programming for our website was outsourced to a non-affiliated provider in Crimea. The current political conflict in Crimea had no impact on that provider nor do we expect there to be future impacts should we utilize this provider again.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We do not lease or own any property. We intent to purchase a min-cruise ship at a cost of $500,000 to $750,000 including refit and anchoring off the coast of Southern California. At such time as the vessel is acquired, we will move our executive offices to the vessel, but until that time we believe the office space provided by our officer at her residence will be sufficient.

A mini cruise ship for purposes of this disclosure is a vessel designed as a cruise ship with a passenger capacity of under 200 persons. Small cruise vessels cannot compete economically for business except for limited applications such as European river cruises; these vessels are currently obsolete and have little commercial value and we believe we can acquire and refit a vessel for the estimated price. A refit would include minor cosmetic updates, such as carpeting and painting; updating of safety equipment' any necessary repairs to the electrical and plumbing systems of the vessel; updating the generator capacity; installation of a reverse osmosis water plant; and installation of high speed internet, likely based on WIMAX obtained by a tower on shore.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

None.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company does not anticipate that its software programming services will operate within the territorial limits of the United States of America, and does not believe its activities will be subject to US law. The crew members of the vessel will be subject to the laws of the country in which the vessel is flagged. We likely will register the vessel under a flag of convenience (Panama, Liberia etc.) Although laws related to seamen vary from jurisdiction to jurisdiction, generally speaking jurisdictions have adopted the Maritime Labor Convention, 2006, which regulations working conditions for crew members. We do not believe these regulatory standards will have a material effect on our operations.

Since the programmers will not be "crew" under the Maritime Labor Convention, 2006, we believe that no laws or regulations will govern their employment.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

There are no subsidiaries at this time. We intend to incorporate a foreign subsidiary to hold title to out vessels.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was incorporated on June 9, 2014 under the laws of the state of Wyoming, and is the product of a holding company reorganization effected by Code Navy, a Nevada corporation. Code Navy (NV) was organized in March 2007 as Qele Resources, Inc. to explore mineral properties in Fiji. That business did not result in any revenues. Subsequently Code Navy (NV) changed its name to Brand Neue Corp. and then to Culture Media Holdings Corp., and was engaged in the business of developing and marketing consumer products through a number of subsidiaries. That business appeared to have been significant, resulting in sales of $977,133 and a net loss of $2,467,858 as reported in the annual report on Form 10-K for the year ended March 31,

2011. According to Code Navy (NV)'s filings on EDGAR, there was a series of disputes between current and former management and Code Navy (NV) terminated operations sometime in late 2011 or 2012. Code Navy (NV) was dormant until management acquired control in March 2014, at which point it was viewed as a "public shell." Prior management elected Ms. Semenova as sole officer and director on March 4, 2014. On that date, Ms. Semenova transferred all of the assets of the programming business to Code Navy (NV), but that transaction was rescinded on June 9, 2014 due to undisclosed liabilities of Code Navy (NV). Upon incorporation of the Company on June 9, 2014 as a second-tier subsidiary, Ms. Semenova transferred all of the programming enterprise's assets to the Company and Code Navy (NV) issued 100 million shares of common stock to management in exchange for the Code Navy business plan. (All share numbers give effect to a 1-for-2000 reverse stock split which is pending approval with FINRA.)

4(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of Occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1. Complete website	*Programming and website*	*June 30, 2014*

The website and the software for the programmer database were completed by June 30, 2014. We do not require any proceeds from this offering to complete this milestone.

2. Obtain database of qualified programmers	*Advertising on trade publications*	*December 31, 2014*

This stage will not involve the expenditure of a significant amount of cash (under $40,000). Programmers who are interested in becoming part of our database will complete information regarding their location and their qualifications such as the programming languages in which they are competent. We hope to have a minimum database of 5,000 programmers by December 31, 2014.

3.Market to customers	*Sales representatives and trade shows*	*March 2015*

This milestone will require approximately $200,000, primarily in salaries of $140,000, marketing materials of $10,000, and trade show expenses of $50,000, and we expect to commence marketing efforts upon receiving proceeds from this offering. We intend to hire 3-5 outside sales persons and concentrate in the Western United States. Timing of these expenses will be (a) arrange for placement at industry trade shows; (b) hire one outside sales person to coordinate trade show placement and direct mailing; (c) prepare, print and mail our materials to potential customers; (d) place new media (internet etc) advertisements (e) add additional sales representatives. We must obtain programming contracts for at least 30 programmers and for one year to commence business on the vessel.

4. Acquire and Refit Vessel   *Locate, acquire and refit*   *Twelve*

We intend to use commercial marine brokers to locate a suitable candidate for acquisition. Refit will be outsourced to marine tradesmen in a lower-cost jurisdiction such as Trinidad or Mexico. The acquisition, refit and anchoring phase is expected to require 3-6 months and the bulk of our cash requirements. Bearing in mind that not all vessels available are actively listed at any time, a search on the website www.yachtworld.com reflects that there are many vessels available at this time.

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Our operations have been limited to development of our business plan. If we cannot meet our timetable, we will not be able to obtain revenues. Delay in Milestones 1-3 would not seriously impact our liquidity, since we have minimal operating costs until such time as we have obtained contracts. Therefore, we have to be especially careful to acquire a vessel which does not require extensive refit for our intended use.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

$0, as we are newly organized.

$0 *($0 per share)*

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

We had no profits so this item is inapplicable.

Offering Price Per Share
Net After-Tax Earnings Last Year Per Share

=(price/earnings multiple)

7.(A) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

(58,861)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The deficiency in net book value is primarily comprised of amounts due on promissory notes to a non–affiliated lender.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company's predecessor, Code Navy, a Nevada corporation ("Code Navy NV") issued 100,000,000 shares of common stock on March 3, 2014 to Tamara Semenova for contribution of business plan and development expenses of $5,000. On February 19, 2014, Code Navy NV issued 152,000 shares of common stock to Alexander Eliashevsky and Murray Polichuk, two former officers and directors, in lieu of $304,000 in accrued salary. No underwriter was involved in these issuances. The transactions by Code Navy NV were exempt under section 4(2) of the Securities Act of 1933 as one not involving any public solicitation or public offering, and was also exempt under Section 4(6) as an offering solely to accredited investors not involving any public solicitation or public offering. Ms. Semenova and the former directors are considered to be accredited persons based on their status as directors and executive officers of Code Navy NV. As stated above, the

issuance of 100,000,000 to Ms. Semenova by Code Navy NV on June 9, 2014, and the Company reissued such 100,000,000 shares to Ms. Semenova in exchange for the transfer of the assets to Code Navy, a Wyoming corporation. On effectiveness of the holding company reorganization on June 30, 2014, the Company issued 190,858 shares to the former shareholders of Code Navy NV in a transaction exempt from registration because it did not involve any offer or sale, pursuant to Securities Act 145.

8.(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 60%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

The post offering value will be as follows assuming the Company sells the following percentages of the offering:*

Sale of 15,000,000 shares for $150,000 (10%):	*$1,151,909*
Sale of 37,500,000 shares for $375,000 (25%):	*$1,376,909*
Sale of 75,000,000 shares for $750,000 (50%)	*$1,751,909*
Sale of 150,000,000 shares for $1,500,000 (100%):	*$2,501,909*

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

NONE.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

NONE.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering

price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.(a) The following table sets forth the use of the proceeds from this offering, depending on the percentage of the offering which is raised.

	10% of Offering	25% of Offering	50% of Offering	100% of Offering
Total Proceeds	$ 150,000	$ 375,000	$ 750,000	$ 1,500,000
Less offering expenses(1)	20,000	20,000	20,000	20,000
Net proceeds	130,000	355,000	730,000	1,480,000
Use of Proceeds:				
Marketing to potential programmers(2)	40,000	40,000	40,000	40,000
Marketing to potential customers(3)	70,000	70,000	70,000	200,000
Vessel acquisition, refit and mooring(4)		215,000	570,000	750,000
General and Administrative(5)	20,000	30,000	50,000	60,000
Working capital reserve(6)				430,000
Total Proceeds	$ 130,000	$ 355,000	$ 730,000	$ 1,480,000

Footnote 1 to Use of Proceeds Table. *Offering expenses include legal expenses of $15,000, blue sky filing fees of $400 and the remainder for printing and mailing costs. No finders or sales commissions will be paid. The offering will be made by the officers and director without compensation.*

Footnote 2 to Use of Proceeds Table. Marketing costs to programmers will be effected through advertising in industry publications, print and online, in India and other selected countries.

Footnote 3 to Use of Proceeds Table. *We expect to hire 3-5 independent sales representatives in the Western US. Although we plan to compensate these representatives primarily on a commission basis, we plan to extend to them expense reimbursements and a small salary.*

Footnote 4 to Use of Proceeds Table. *We expect that a vessel will cost from $300,000 to $500,000, depending on size and condition, and require the balance of the funds for any refit, transportation of the vessel to the coast of California, and for anchoring costs.*

Footnote 5 to Use of Proceeds Table. *The estimate of $60,000 is expected to cover 18 months of operations. Management will receive only nominal compensation until revenues can be obtained.*

<u>Footnote 6 to Use of Proceeds Table</u>. Clients will be expected to fund the air travel for our programmers, but we expect some working capital requirements for provisioning (food, supplies and generator fuel) and would prefer a large reserve for any unknown repairs or expenses.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

If we receive less than the maximum offering we will generally spend according to the priority of the milestones, as shown in the above table.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

See response under Use of Proceeds. No asset will be acquired from any related party.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid

within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not expect to have any liquidity problems. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement. We have no trade payables. We have no unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

We do not anticipate the need for additional funds until we are fully committed on all of our programmers, in which case we will need to acquire another mini-cruise ship. We do not have any agreement or arrangement for such funds and expect to sell additional debt or equity securities to obtain those funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding as of June 30, 2014(1)		*As adjusted for Maximum Offering*
Debt:	*$*		*$*	
Accounts payable (0% interest rate		*11,025*		*0*
Long-term debt (average interest rate ___%)		*0*		*0*
Total debt		*11,025*		*0*
Stockholders equity (deficit):				
Preferred Stock, unlimited authorized, none outstanding, no par value	*$*	*0*	*$*	*0*
Common stock, unlimited Authorized, no par, 100,190,858 and 250,190,858 shares issued and Outstanding	*$*	*5,000*	*$*	*1,465,000*
Retained earnings (deficit)		*(16,025)*		*(16,025)*

Total stockholders equity (deficit)	*(11,025)*	*1,488,975*
Total Capitalization	*$ 0*	*$ 1,488,975*

Number of preferred shares authorized to be outstanding:

unlimited

Number of common shares authorized: unlimited

Par or stated value per share, if any: *none*

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:
0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________________
[ ] Other:____

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17.(a) If securities are notes or other types of debt securities:

(1) What is the interest rate? ________%

If interest rate is variable or multiple rates, describe: ______________________

(2) What is the maturity date? ____/____/____

If serial maturity dates, describe: ____________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ________________________________

(6) Are the securities collateralized by real or personal property?

[ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____________

How much indebtedness is junior (subordinated) to the securities? $_____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

This section is inapplicable since common stock is being offered.

Last Fiscal Year

	Actual	Pro Forma	
		Minimum	Maximum
Earnings			
Fixed Charges=			
If no earnings show "Fixed Charges" only			

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

This section is inapplicable since common stock is being offered.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable?
[ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

$ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are no selling agents.

Name:______________________ Address:____________________ Telephone No.:______________

Name: _________________ Address: ______________ Telephone No.: ________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No compensation will be paid. This offering is being self underwritten by Code Navy. Code Navy does not intend to enter into any arrangements with any securities dealers concerning solicitation of offers to purchase the shares. The Company believes that its officer, Ms. Semenova is not required to register as a broker or sales agent because she will comply with Securities Exchange Act Rule 3a4-1, in that: (a) she is not subject to a statutory disqualification as defined in Exchange Act 3(a)(39); (b) she will not be compensated by the payment of commissions or other remuneration based directly or indirectly on transactions in securities; (c) she is not an associated person of a broker dealer; (d) she performs, and intends to perform after the close of the offering,, substantial duties as president, chief financial officer and director, other than transactions in securities; (e) she has not been associated with any broker-dealer for the past 12 months; and (f) she has not participated in any other offering for the preceding 12 months.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: *Tamara Semenova*

Address: *9891 Irvine Center Drive, Irvine, California 92618*
Telephone No.: *(307) 622-1635*

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

Not applicable.

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Code Navy has never paid dividends, made distributions on its stock or redeemed its securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive and Financial Officer

Name: *Tamara Semenova*
Age: *32*

Address: *9891 Irvine Center Drive, Irvine, California 92618*
Telephone No.: *(307) 622-1635*

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

From July 2003 to November 2013, Ms. Semenova was Director of Marketing for Turtess Travel LLC, in Kiev Ukraine. Since June 2013, she has been owner of TUI franchising in Kiev. TUI is one of Europe's largest travel groups.

Also a Director of the Company [X] Yes [ ] No

Education (degrees, schools, and dates): *Kiev National University of Trade and Economy, Masters Degree.*

30-32. Reserved.

DIRECTORS OF THE COMPANY

33. Number of Directors:

1

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable.

34. Information concerning outside or other Directors (i.e. those not described above):

Not applicable. There are no outside directors.

(A)
Name: ____
Age: __________
Title: ____

Office Street Address:

____
Telephone No.:
(___)________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

Not applicable.

(B)
Name: ____
Age: _________
Title: ____

Office Street Address:

Telephone No.:
(____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C)
Name: ______________________________
Age: ________
Title: ______________________________

Office Street Address:

____
Telephone No.:
(____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35.(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

Not applicable.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Ms. Semenova was responsible for the marketing department of Turtess during its period of significant growth in Ukraine (commencing in 2003), and she also has experience in developing TUI's franchising in Ukraine since 2013.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by Code Navy to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of Code Navy's directors and executive officers. The Percentage After Offering assumes the sale of all shares offered. Unless otherwise noted below, Code Navy believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised. The shares were all acquired for technology valued at $.00007 per share.

Name and Address	*Common Stock*	*Percentage Before Offering*	*Percentage After Offering*

Tamara Semenova	*100,000,000*	*99.9%*	*40.0%*

Ms. Semenova is a "founder" and "promoter" of Code Navy and its affiliate. Ms. Semenova's address is that of the Company.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40.(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	*$ 800*	*$0*
Chief Accounting Officer	*$ 0*	*$0*
Key Personnel: *None*		
Others: *None*		
Total:	*$800*	*$0*
Directors as a group number of persons) *1*	*$800*	*$0*

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Not applicable. Remuneration is expected to remain at $400 per month.

(c) If any employment agreements exist or are contemplated, describe:

Not applicable.

41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (*0%* of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise

prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: *0*

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
No approval is required.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Not applicable

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable.

Name of Tax Advisor: ____

Address: ____

Telephone No. (____)____-____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

The financial statements are appended to this offering circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

We had a loss from operations for the period ended June 30, 2014 of $16,025 including software and website development costs of $5,000 and general and administrative expenses of $11,025. We project we will continue to have losses from operations until such time as we have sales from operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Not applicable since we have no operating results.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %.

Not applicable since we have had no sales.

What is the anticipated gross margin for next year of operations?

Approximately ______ %.

We cannot forecast this because we have not yet commenced revenues.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %.

Not applicable since we have no sales.

Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not applicable since we have no sales.

* * * * * * * * * * *

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1)Balance Sheet — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

The balance sheet is appended to this offering circular.

(2)Statements of income, cash flows, and other stockholders equity — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.
Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

The statement of operations is appended to this offering circular.

(3)Financial Statements of Businesses Acquired or to be Acquired.

Not applicable.

(a)Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i)Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

Not applicable.

(ii)Consummation of a significant business combination to be accounted for as a pooling is probable.

Not applicable.

(b)A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c)(i)The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

Not applicable.

(ii)These financial statements need not be audited.

(iii)The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

Not applicable.

(iv)If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

Not applicable.

(d)If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

Not applicable.

(e)This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4)Pro Forma Financial Information.

Not applicable.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

Not applicable.

(ii)After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

Not applicable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

Not applicable.

(c)Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

Not applicable.

(i)If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii)If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

Not applicable.

PART III — EXHIBITS

Item 1.

Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b)Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d)Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1)Underwriting Agreement — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

Not applicable.

(2)Charter and by-laws — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

The Articles of Incorporation, reorganization documents, and Bylaws are filed with the original filing as exhibits 2.1, 2.2 and 2.3, respectively.

(3)Instruments defining the rights of security holders —

(a)All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Not applicable.

(b)The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

Not applicable.

(4)Subscription agreement — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

Not applicable.

(5)Voting trust agreement — Any voting trust agreements and amendments thereto.

Not applicable.

(6)Material contracts

(a)Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b)If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the

acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c)Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

Not applicable

(7)Material foreign patents — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

Not applicable.

(8)Plan of acquisition, reorganization, arrangement, liquidation, or succession — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Not applicable.

(9)Escrow agreements — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

Not applicable.

(10)Consents —

(a)Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement,

and that such information is being included on the basis of their authority or in reliance upon their status as experts.

Not applicable.

(b)Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Not applicable.

Consent and Certification by Underwriter

1.The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2.The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3.If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____

(Underwriter)
By ____

Not applicable as there is no underwriter for this offering.

Date ____/____/____

(d)All written consents shall be dated and manually signed.

(11)Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

Opinion of counsel filed as Exhibit 11.1.

(12)Sales Material — Any material required to be filed by virtue of Rule 256.

Not applicable.

(13)"Test the Water" Material — Any written document or broadcast script used under the authorization of Rule 254.

Not applicable.

(14)Appointment of Agent for Service of Process — A Canadian issuer shall provide Form F-X.

Not applicable.

(15)Additional exhibits — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, California, on June 30, 2014.

CODE NAVY

By Tamara Semenova, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Tamara Semenova
June 30, 2014

CODE NAVY
[A Development Stage Company]
BALANCE SHEET
ASSETS

		As of June 30, 2014
CURRENT ASSETS:	$	0
	$	0

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts Payable		11,025
	$	11,025
STOCKHOLDERS' EQUITY (DEFICIT):		
Common stock, no par value, unlimited shares authorized, 100,190,858 shares issued and outstanding		5,000
Preferred Stock, no par value, unlimited shares authorized, 0 shares issued and outstanding		
Deficit accumulated during the development stage		(16,025)
Total Stockholders' Equity (Deficit)		(11,025)
	$	0

The accompanying notes are an integral part of this financial statement.

CODE NAVY
[A Development Stage Company]
STATEMENT OF OPERATIONS

	From Inception on June 9, 2014 Through June 30, 2014
REVENUE	$ -
EXPENSES	
Research and Development	5,000
General and Administrative:	11,025
INCOME (LOSS) BEFORE INCOME TAXES	(16,025)
CURRENT TAX EXPENSE	-
NET INCOME (LOSS)	$ (16,025)
INCOME (LOSS) PER COMMON SHARE	$ (.00)
Basic and diluted	
Weighted average number of Shares outstanding	100,190,858

The accompanying notes are an integral part of this financial statement.

CODE NAVY
[A Development Stage Company]
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FROM THE DATE OF INCEPTION ON JUNE 9, 2014

THROUGH JUNE 30, 2014

	Common Stock			Deficit Accumulated During the	
	Shares	Amount	Additional Paid in Capital	Development Stage	Total
BALANCE, June 9, 2014	_	$ -	$ -	$ -	$ -
Common stock issued for Prepaid expenses, June 9, 2014	100,000,000	5,000	-	-	5,000
Common Shares issued In reverse merger, June 9, 2014	190,858	-	-	-	-
Net income (loss) for the period ended June 30, 2014	-	-	-	(16,025)	(16,025)
BALANCE, June 30, 2014	100,190,858	$ 5,000	$ -	$ (16,025)	$ (11,025)

The accompanying notes are an integral part of this financial statement.

CODE NAVY
[A Development Stage Company]
STATEMENT OF CASH FLOWS

		Unaudited From Inception on June 9, 2014 Through June 30, 2014
Cash Flows from Operating Activities:		
Net loss	$	(16,025)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Decrease in prepaid expenses		5,000
Increase in accounts payable		11,025
Net Cash (Used) by Operating Activities		--
Net Increase in Cash		--
Cash at Beginning of Period		--
Cash at End of Period	$	--
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the period from inception on June 9, 2014 through June 30, 2014:

In June 2014, the Company issued 100,000,000 shares of common stock in exchange for prepaid expenses and 190,858 shares in a reverse merger.

The accompanying notes are an integral part of this financial statement.

CODE NAVY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 3, 2014 (INCEPTION) TO MARCH 31, 2014
(UNAUDITED)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Code Navy, a Wyoming corporation (the "Company") was incorporated on June 9, 2014 and is the result of a holding company reorganization effected under Oklahoma law by Code Navy, a Nevada corporation formerly known as Culture Medium Holdings Corp. ("Code Navy NV"). On June 9, 2014, when the Company was a second-tier subsidiary of Code Navy NV, the Company obtained the rights to its current business plan in exchange for 100,000,000 Code Navy NV shares. Immediately prior to the issuance of the 100,000,000 shares, Code Navy NV had 190,858 shares outstanding. As a result of the holding company reorganization, Code Navy NV changed its name to Culture Medium Holdings Corp., became a wholly-owned Oklahoma subsidiary of the Company and was disposed of to a non-affiliated third party, and the former Code Navy NV shareholders became shareholders of the Company. As of June 30, 2014, and giving effect to the holding company reorganization, there were approximately 100,190,858 shares of Common Stock outstanding. The transaction was accounted for as a reverse merger (recapitalization) with the acquired business plan deemed to be the accounting acquirer and the Company deemed to be the legal acquirer. The financial statements presented herein are those of the accounting acquirer.

The Company is engaged in the business of developing a database of offshore programmers and intends to offer programming services in an offshore floating vessel.

The Company has not realized revenues from its planned principal business purpose and is considered to be in its development state in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915, *"Development Stage Entities"*.

Basis of Presentation of Unaudited Financial Information

The unaudited financial statements of the Company for the period June 9, 2014 (Inception) to June 30, 2014 have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") but they do not include all the information and footnotes required by GAAP for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for the fair presentation of the Company's financial position and results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year.

Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes sales in accordance with the United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". The Company recognizes revenue when the following fundamental criteria are met: (i) persuasive

evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. Revenue is not recognized until title and risk of loss is transferred to the customer, which generally occurs upon delivery of goods, and objective evidence exists that customer acceptance provisions have been met.

Income tax

We are subject to income taxes in the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, *"Income Taxes,"* we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others, the fair value of shares of common stock issued for services. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Fair Value Measurements

Fair value measurements are determined using authoritative guidance issued by the FASB, with the exception of the application of the guidance to non-recurring, non-financial assets and liabilities as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.
Level 2—Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.
Level 3—Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if available without undue cost and effort.

The Company's financial instruments include cash and cash equivalents, accounts payable, and accrued expenses. Management has estimated that the carrying amounts approximate their fair value due to the short-term nature.

Loss Per Share

Basic loss per share has been computed using the weighted average number of common shares outstanding and issuable during the period. Diluted loss per share is computed based on the weighted average number of common shares and all common equivalent shares outstanding during the period in which they are dilutive. Common equivalent shares consist of shares issuable

upon the exercise of stock options, warrants or other convertible securities such as convertible notes. As of June 30, 2014, the weighted average common shares outstanding totaled 100,190,858. There were no potentially dilutive shares as of June 30, 2014.

Stock-Based Compensation

The Company periodically issues stock instruments, including shares of its common stock, stock options, and warrants to purchase shares of its common stock to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option awards issued and vesting to employees in accordance with authorization guidance of the FASB whereas the value of stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Options to purchase shares of the Company's common stock vest and expire according to the terms established at the grant date.

The Company accounts for stock options and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance of the FASB whereas the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete.

Advertising costs

Advertising costs of $0 were incurred from June 9, 2014 (inception) to June 30, 2014.

Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. This guidance is effective for annual and interim reporting periods beginning January 1, 2013. We do not believe the adoption of this update will have a material effect on our financial position and results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Loss, or a Tax Credit Carryforward Exists. Topic 740, Income Taxes, does not include explicit guidance on the financial statement presented of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. There is diversity in practice in the presentation of unrecognized tax benefits in those instances and the amendments in this update are intended to eliminate that diversity in practice. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Early adoption is permitted. We do not believe the adoption of this update will have a material effect on our financial position and results of operations.

Other accounting pronouncements did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company is still in development stage and has not yet been successful in establishing profitable operations. The Company incurred a net loss of $16,025 for the period June 9, 2014 (inception) to June 30, 2014, and the Company's liabilities exceed its assets by $11,025 as of June 30, 2014. The Company has not generated any revenues to date. These factors create substantial doubt about the Company's ability to continue as a going concern. As a result, the Company's independent registered public accounting firm has raised substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's management plans to continue as a going concern revolves around its ability to achieve, as well as raise necessary capital to pay ongoing general and administrative expenses of the Company. The ability of the Company to continue as a going concern is dependent on securing additional sources of capital and the success of the Company's plan. There is no assurance that the Company will be successful in raising the additional capital or in achieving profitable operations.

NOTE 3 - STOCKHOLDERS' DEFICIENCY

The Company has authorized an unlimited number of shares of common stock, no par value, of which 100,190,858 shares are outstanding, and an unlimited number of shares of preferred stock, no par value. The preferred stock may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors. No shares of preferred stock are issued and outstanding at June 30, 2014.

EXHIBIT 2.1

STATE OF WYOMING
Office of the Secretary of State

I, MAX MAXFIELD, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Code Navy

Accordingly, the undersigned, by virtue of the authority vested in me by the law, hereby issues this Certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **9th** day of **June**, **2014**.

Max Maxfield
Secretary of State

By: Dave Barker

Filed Date: 06/09/2014

Max Maxfield, WY Secretary of State
FILED: 06/09/2014 08:06 AM
ID: 2014-000666425

ARTICLES OF INCORPC

OF

CODE NAVY

The undersigned, desiring to form a corporation for profit under the Wyoming Business Corporation Act, does hereby certify as follows:

FIRST: The name of the corporation shall be Code Navy.

SECOND: Its registered agent is Wyoming Corporation Service, Inc., whose address is 1005 Country Club Avenue, Cheyenne, Wyoming 82001.

THIRD: The purpose for which the corporation is formed is to engage in any lawful activity.

FOURTH: The maximum number of shares of all classes which the corporation is authorized to have outstanding is unlimited, and shall be comprised of Common Stock and Preferred Stock. The holders of Preferred Stock shall have such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors. Except as may be limited by the preferences, limitations and relative rights of holders of Preferred Stock (to the extent such are permitted by law) the holders of Common Stock shall possess all voting rights and shall be entitled to all dividends and to distribution of the assets of the corporation upon dissolution.

FIFTH: The corporation shall have perpetual existence.

SIXTH: The incorporator and her post office address is as follows: Kimberly Peterson, 24 Calle de la Luna, San Clemente, California 92673.

SEVENTH: The corporation shall indemnify the officers and directors of the corporation to the fullest extent permitted by Sections 17-16-851 and 17-16-856 of the Wyoming Business Corporation Act (the "Act"). This Article SEVENTH is intended to obligate the corporation in advance to indemnify as provided in Section 17-16-858 of the Act, as such Section or other sections named herein are renumbered or codified from time to time

EIGHTH: The corporation reserves the right to amend these articles of incorporation at any time.

NINTH: Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the

Received
JUN 5 2014
Secretary of State
Wyoming

action were present and voted. The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Dated this 2nd day of June, 2014.

Kimberly Peterson, Incorporator

CONSENT TO APPOINTMENT BY REGISTERED AGENT

Wyoming Corporation Service, Inc., voluntarily consents to serve as the registered agent for **CODE NAVY** on the date shown below.

The registered agent certifies that it is: A Domestic Corporation which resides in this state and whose business office is identical with the registered office. We certify that we are in full compliance with the requirements of W.S. 17-28-101 through 17-28-111.

Dated this 5th day of June, 2014.

Ross M. Bagne
WYOMING CORPORATION SERVICE, INC.

Revised: 10/21/2009

REORGANIZATION OF CODE NAVY

This presentation provides information regarding the reorganization of Code Navy, a Nevada corporation (CNNV") which was formerly known as Culture Medium Holdings Corp. and traded under the symbol CLTR.PK, into a newly formed Wyoming corporation, Code Navy. This reorganization was effected in three stages, which are detailed in the following flow charts. All of the documents filed with the Secretaries of State of Oklahoma, Wyoming and Nevada are also attached. In summary, CNNV reincorporated in Oklahoma by merger into a wholly-owned Oklahoma subsidiary, Culture Medium Holdings Corp. ("Culture Medium"). This reincorporation required the approval of the majority shareholder of CNNV, holding 100,000,000 of the 100,190,858 outstanding shares.

Culture Medium then underwent a holding company reorganization under Oklahoma law. The result of the holding company reorganization was that the existing liabilities and assets of Culture Medium were held by Culture Medium Special Merger Corporation, a subsidiary of a new holding company, Code Navy, Inc. ("Code Navy OK"), and the public shareholders of CNNV were deemed to have exchanged their shares in CNNV for shares in the holding company. This reorganization did not require shareholder approval under Oklahoma law.

In the third stage, Code Navy OK reincorporated in Wyoming by merger into Code Navy, a newly formed Wyoming corporation, and Culture Medium Special Merger Corporation (now known as Culture Medium Holdings Corp) was sold to a non-affiliated third party. This merger required the approval of the shareholders of Code Navy, which was given by the sole shareholder of that corporation upon its incorporation.

Contents | Page Number

INITIAL STRUCTURE PRIOR TO RECAPITALIZATION


Code Navy, a Nevada corporation, trading under symbol CLTR
100,190,858 shares outstanding
Culture Medium Holdings Corp., an Oklahoma corporation
Incorporated June 3, 2014 – 1,000 shares outstanding
Code Navy, Inc., an Oklahoma corporation
Incorporated June 3, 2014 – 1,000 shares outstanding
Culture Medium Special Merger Corporation, an Oklahoma corporation
incorporated June 3, 2014 – 1,000 shares outstanding
Code Navy, a Wyoming corporation incorporated
June 9, 2014 – 1,000 shares outstanding

STAGE 1- REINCORPORATION OF PUBLIC COMPANY IN OKLAHOMA
June 11, 2014



Code Navy a Nevada corporation 100,190,858 shares outstanding-merges into its Oklahoma subsidiary, and each one share outstanding converts into one share of the Oklahoma corporation
Culture Medium Holdings Corp., an Oklahoma corporation-becomes the public corporation, and the 1,000 pre merger shares are cancelled. 100,190,858 shares are issued in the merger with Code Navy (Nevada)
Code Navy, Inc. , an Oklahoma corporation Incorporated June 3, 2014 – 1,000 shares outstanding
Culture Medium Special Merger Corporation, an Oklahoma corporation incorporated June 3, 2014 – 1,000 shares outstanding
Code Navy, a Wyoming corporation incorporated June 9, 2014 – 1,000 shares outstanding

RESULT OF STAGE 1- REORGANIZATION IN OKLAHOMA
June 11, 2014


Culture Medium Holdings Corp., an Oklahoma corporation, 100,190,858 shares outstanding
Code Navy, Inc., an Oklahoma corporation Incorporated June 3, 2014 – 1,000 shares outstanding
Code Navy, a Wyoming corporation incorporated June 9, 2014 – 1,000 shares outstanding
Culture Medium Special Merger Corporation, an Oklahoma corporation incorporated June 3, 2014 – 1,000 shares outstanding

STAGE 2- HOLDING COMPANY REORGANIZATION
June 17, 2014


Culture Medium Holdings Corp., an Oklahoma corporation, 100,190,858 shares outstanding-merges into Culture Medium Special Merger Corporation
Code Navy, Inc., an Oklahoma corporation Incorporated June 3, 2014 – 1,000 shares outstanding-these shares are cancelled and 100,190,858 new shares are issued to the Culture Medium Holdings Corp. shareholders-becomes holding company
Culture Medium Special Merger Corporation, an Oklahoma corporation incorporated June 3, 2014 - 1,000 shares outstanding-in the merger, changes name to Culture Medium Holdings Corp.
Code Navy, a Wyoming corporation incorporated June 9, 2014 – 1,000 shares outstanding

RESULT OF STAGE 2 HOLDING COMPANY REORGANIZATION


Code Navy, Inc., an Oklahoma corporation - 100,190,858 shares outstanding
Culture Medium Holdings Corp., an Oklahoma corporation – 1,000 shares outstanding
Code Navy, a Wyoming corporation incorporated June 9, 2014 – 1,000 shares outstanding

STAGE 3 - REINCORPORATION IN WYOMING


Code Navy, Inc. an Oklahoma corporation - 100,190,858 shares outstanding-merges into Code Navy (Wyoming)
Code Navy, a Wyoming corporation incorporated June 9, 2014 – 1,000 shares outstanding are cancelled and 100,190,858 shares are issued to Code Navy, Inc. shareholders
Culture Medium Holdings Corp. (fka Culture Medium Special Merger Corp., – 1,000 shares outstanding –sold to non-affiliated third party

RESULT OF STAGE 3 - REINCORPORATION IN WYOMING AND DISPOSITION OF OKLAHOMA SUBSIDIARY

Code Navy, a Wyoming corporation -100,190,858 shares outstanding

STATE OF WYOMING
Office of the Secretary of State

I, MAX MAXFIELD, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Code Navy

Accordingly, the undersigned, by virtue of the authority vested in me by the law, hereby issues this Certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **9th** day of **June**, **2014**.

Secretary of State

By: Dave Barker

Filed Date: 06/09/2014

Max Maxfield, WY Secretary of State
FILED: 06/09/2014 08:06 AM
ID: 2014-000666425

ARTICLES OF INCORPC

OF

CODE NAVY

The undersigned, desiring to form a corporation for profit under the Wyoming Business Corporation Act, does hereby certify as follows:

FIRST: The name of the corporation shall be Code Navy.

SECOND: Its registered agent is Wyoming Corporation Service, Inc., whose address is 1005 Country Club Avenue, Cheyenne, Wyoming 82001.

THIRD: The purpose for which the corporation is formed is to engage in any lawful activity.

FOURTH: The maximum number of shares of all classes which the corporation is authorized to have outstanding is unlimited, and shall be comprised of Common Stock and Preferred Stock. The holders of Preferred Stock shall have such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors. Except as may be limited by the preferences, limitations and relative rights of holders of Preferred Stock (to the extent such are permitted by law) the holders of Common Stock shall possess all voting rights and shall be entitled to all dividends and to distribution of the assets of the corporation upon dissolution.

FIFTH: The corporation shall have perpetual existence.

SIXTH: The incorporator and her post office address is as follows: Kimberly Peterson, 24 Calle de la Luna, San Clemente, California 92673.

SEVENTH: The corporation shall indemnify the officers and directors of the corporation to the fullest extent permitted by Sections 17-16-851 and 17-16-856 of the Wyoming Business Corporation Act (the "Act"). This Article SEVENTH is intended to obligate the corporation in advance to indemnify as provided in Section 17-16-858 of the Act, as such Section or other sections named herein are renumbered or codified from time to time

EIGHTH: The corporation reserves the right to amend these articles of incorporation at any time.

NINTH: Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the

Received
JUN 5 2014
Secretary of State
Wyoming

action were present and voted. The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Dated this 2nd day of June, 2014.

Kimberly Peterson, Incorporator

Received
JUN 5 2014
Secretary of State
Wyoming

CONSENT TO APPOINTMENT BY REGISTERED AGENT

Wyoming Corporation Service, Inc., voluntarily consents to serve as the registered agent for **CODE NAVY** on the date shown below.

The registered agent certifies that it is: A Domestic Corporation which resides in this state and whose business office is identical with the registered office. We certify that we are in full compliance with the requirements of W.S. 17-28-101 through 17-28-111.

Dated this 5th day of June, 2014.

Ross M. Bagne
WYOMING CORPORATION SERVICE, INC.

Revised: 10/21/2009

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE OF INCORPORATION

WHEREAS, the Certificate of Incorporation of

CULTURE MEDIUM HOLDINGS CORP.

has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

Filed in the city of Oklahoma City this 3rd day of June, 2014.

Secretary of State

FILED - Oklahoma Secretary of State #1912456378 06/03/2014

06/03/2014 08:35 AM
OKLAHOMA SECRETARY OF STATE

SOS

24624230004

CERTIFICATE OF INCORPORATION
(Oklahoma Corporation)

Filing Fee: Minimum $50.00

TO: OKLAHOMA SECRETARY OF STATE
2300 N. Lincoln Blvd., Room 101, State Capitol
Oklahoma City, Oklahoma 73105-4897
(405) 522-2520

PLEASE NOTE:

- The filing fee is a MINIMUM of $50.00. The fee is one-tenth of one percent (1/10 or 1%) or $1.00 per $1,000.00 of the Total Authorized Capital (TAC). The TAC is computed by multiplying the number of shares by the par value of each share. If the TAC is $50,000 or less, the filing fee is $50.00. No par value stock is valued at $50.00.

I hereby execute the following articles for the purpose of forming an Oklahoma profit corporation pursuant to the provisions of Title 18, Section 1006:

1. Name of the corporation: (Note: The name of the corporation shall contain one of the words association, company, corporation, club, foundation, fund, incorporated, institute, society, union, syndicate, limited or any abbreviations thereof, with or without punctuation, which shall be such as to distinguish it upon the records in the Office of the Secretary of State.)

Culture Medium Holdings Corp.

2. NAME and street address of the registered agent for service of process in the state of Oklahoma:

- The registered agent shall be the corporation itself, an individual resident of Oklahoma, or a domestic or qualified corporation, limited liability company, or limited partnership.

Name	Street Address (P.O. BOXES ARE NOT ACCEPTABLE)	City	State	Zip Code	County
Paracorp Incorporated	613 SW 112th Street	Oklahoma City	Oklahoma	73130	Oklahoma

3. E-MAIL address of the primary contact for the registered business:

c0den8vy@gmail,com

4. Duration of the corporation is perpetual, unless otherwise stated: ______

5. Nature of the business or purposes for which the corporation is being formed:

- It shall be sufficient to state, either alone or with other businesses or purposes, that the purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

(SOS FORM 0002-07/10)

RECEIVED
JUN 03 2014
OKLAHOMA SECRETARY OF STATE

6. Total number of shares which the corporation shall have the authority to issue, designation of each class and each series, if any, and par value of the shares of each class and/or series:

- The par value per share is a dollar ($) amount and is also used for the calculation of the total filing fee.

CLASS	NUMBER OF SHARES	SERIES (If any)	PAR VALUE PER SHARE (Or, if without par value, so state)
COMMON	490,000,000		.00001
PREFERRED	10,000,000		.00001

7. Name and mailing address of the undersigned incorporator(s):

- There must be at least one (1) incorporator.

NAME	MAILING ADDRESS	CITY	STATE	ZIP CODE
Kimberly Peterson	24 Calle de la Luna	San Clemente	California	92673

8. If the powers of the incorporator(s) are to terminate upon the filing of the certificate of incorporation, the name and mailing address of the person(s) who are to serve as director(s):

NAME	MAILING ADDRESS	CITY	STATE	ZIP CODE
Tamara Semenova	9891 Irvine Center Drive	Irvine	California	92618

The certificate of incorporation must be signed by all incorporators stated within article #7.

- Signature of Incorporator: [signature] Dated: 06/03/2014
- Signature of Incorporator: ______________________ Dated: __________

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE OF INCORPORATION

WHEREAS, the Certificate of Incorporation of

CODE NAVY, INC.

has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the city of Oklahoma City this 3rd day of June, 2014.

Secretary of State

FILED - Oklahoma Secretary of State #1912456371 06/03/2014

06/03/2014 08:35 AM
OKLAHOMA SECRETARY OF STATE

SOS

24624230002

CERTIFICATE OF INCORPORATION
(Oklahoma Corporation)

Filing Fee: Minimum $50.00

TO: OKLAHOMA SECRETARY OF STATE
2300 N. Lincoln Blvd., Room 101, State Capitol
Oklahoma City, Oklahoma 73105-4897
(405) 522-2520

PLEASE NOTE:

- The filing fee is a MINIMUM of $50.00. The fee is one-tenth of one percent (1/10 or 1%) or $1.00 per $1,000.00 of the Total Authorized Capital (TAC). The TAC is computed by multiplying the number of shares by the par value of each share. If the TAC is $50,000 or less, the filing fee is $50.00. No par value stock is valued at $50.00.

I hereby execute the following articles for the purpose of forming an Oklahoma profit corporation pursuant to the provisions of Title 18, Section 1006:

1. Name of the corporation: (Note: The name of the corporation shall contain one of the words **association, company, corporation, club, foundation, fund, incorporated, institute, society, union, syndicate, limited** or any abbreviations thereof, with or without punctuation, which shall be such as to distinguish it upon the records in the Office of the Secretary of State.)

Code Navy, Inc.

2. NAME and street address of the registered agent for service of process in the state of Oklahoma:
   - The registered agent shall be the corporation itself, an individual resident of Oklahoma, or a domestic or qualified corporation, limited liability company, or limited partnership.

Name	Street Address (P.O. BOXES ARE NOT ACCEPTABLE)	City	State	Zip Code	County
Paracorp Incorporated	613 SW 112th Street	Oklahoma City	Oklahoma	73130	Oklahoma

3. E-MAIL address of the primary contact for the registered business:

c0den8vy@gmail.com

RECEIVED
JUN 03 2014
OKLAHOMA SECRETARY OF STATE

4. Duration of the corporation is perpetual, unless otherwise stated: ______

5. Nature of the business or purposes for which the corporation is being formed:
   - It shall be sufficient to state, either alone or with other businesses or purposes, that the purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

6. Total number of shares which the corporation shall have the authority to issue, designation of each class and each series, if any, and par value of the shares of each class and/or series:

- The par value per share is a dollar ($) amount and is also used for the calculation of the total filing fee.

CLASS	NUMBER OF SHARES	SERIES (If any)	PAR VALUE PER SHARE (Or, if without par value, so state)
COMMON	490,000,000		.00001
PREFERRED	10,000,000		.00001

7. Name and mailing address of the undersigned incorporator(s):

- There must be at least one (1) incorporator.

NAME	MAILING ADDRESS	CITY	STATE	ZIP CODE
Kimberly Peterson	24 Calle de la Luna	San Clemente	California	92673

8. If the powers of the incorporator(s) are to terminate upon the filing of the certificate of incorporation, the name and mailing address of the person(s) who are to serve as director(s):

NAME	MAILING ADDRESS	CITY	STATE	ZIP CODE
Tamara Semenova	9891 Irvine Center Drive	Irvine	California	92618

The certificate of incorporation must be signed by all incorporators stated within article #7.

- Signature of Incorporator: [signature] Dated: 06/03/2014
- Signature of Incorporator: ______________________ Dated: ____________

(SOS FORM 0002-07/12)

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE OF INCORPORATION

WHEREAS, the Certificate of Incorporation of

CULTURE MEDIUM SPECIAL MERGER CORPORATION

has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the city of Oklahoma City this 3rd day of June, 2014.

Secretary of State

FILED - Oklahoma Secretary of State #1912456373 06/03/2014

06/03/2014 08:35 AM

OKLAHOMA SECRETARY OF STATE

SOS

24624230003

CERTIFICATE OF INCORPORATION

(Oklahoma Corporation)

Filing Fee: Minimum $50.00

TO: OKLAHOMA SECRETARY OF STATE
2300 N. Lincoln Blvd., Room 101, State Capitol
Oklahoma City, Oklahoma 73105-4897
(405) 522-2520

PLEASE NOTE:

- The filing fee is a MINIMUM of $50.00. The fee is one-tenth of one percent (1/10 or 1%) or $1.00 per $1,000.00 of the Total Authorized Capital (TAC). The TAC is computed by multiplying the number of shares by the par value of each share. If the TAC is $50,000 or less, the filing fee is $50.00. No par value stock is valued at $50.00.

I hereby execute the following articles for the purpose of forming an Oklahoma profit corporation pursuant to the provisions of Title 18, Section 1006:

1. Name of the corporation: (Note: The name of the corporation <u>shall</u> contain one of the words **association, company, corporation, club, foundation, fund, incorporated, institute, society, union, syndicate, limited** or any abbreviations thereof, with or without punctuation, which shall be such as to distinguish it upon the records in the Office of the Secretary of State.)

Culture Medium Special Merger Corporation

2. <u>NAME</u> and street address of the registered agent for service of process in the state of Oklahoma:
   - The registered agent <u>shall</u> be the corporation itself, an individual resident of Oklahoma, <u>or</u> a domestic or qualified corporation, limited liability company, or limited partnership.

Name	Street Address (P.O. BOXES ARE NOT ACCEPTABLE)	City	State	Zip Code	County
Paracorp Incorporated	613 SW 112th Street	Oklahoma City	Oklahoma	73130	Oklahoma

3. <u>E-MAIL</u> address of the primary contact for the registered business:

c0den8vy@gmail.com

4. Duration of the corporation is perpetual, unless otherwise stated: ____________

5. Nature of the business or purposes for which the corporation is being formed:
   - It shall be sufficient to state, either alone or with other businesses or purposes, that the purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

RECEIVI

(SOS FORM 0002-07/12)

JUN 03 20'

OKLAHOMA SECI
OF STATE

6. Total number of shares which the corporation shall have the authority to issue, designation of each class and each series, if any, and par value of the shares of each class and/or series:

❖ The par value per share is a dollar ($) amount and is also used for the calculation of the total filing fee.

CLASS	NUMBER OF SHARES	SERIES (If any)	PAR VALUE PER SHARE (Or, if without par value, so state)
COMMON	490,000,000		.00001
PREFERRED	10,000,000		.00001

7. Name and mailing address of the undersigned incorporator(s):

❖ There must be at least one (1) incorporator.

NAME	MAILING ADDRESS	CITY	STATE	ZIP CODE
Kimberly Peterson	24 Calle de la Luna	San Clemente	California	92673

8. If the powers of the incorporator(s) are to terminate upon the filing of the certificate of incorporation, the name and mailing address of the person(s) who are to serve as director(s):

NAME	MAILING ADDRESS	CITY	STATE	ZIP CODE
Tamara Semenova	9891 Irvine Center Drive	Irvine	California	92618

The certificate of incorporation must be signed by all incorporators stated within article #7.

- Signature of Incorporator: KD [signature] Dated: 06/03/2014
- Signature of Incorporator: ________________ Dated: ________

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE OF MERGER

WHEREAS,

CULTURE MEDIUM HOLDINGS CORP.

a corporation organized under the laws of the State of OKLAHOMA, has filed in the office of the Secretary of State duly authenticated evidence of a merger whereby said corporation is the survivor, as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, *the undersigned Secretary of State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this Certificate evidencing such merger.*

IN TESTIMONY WHEREOF, *I have hereunto set my hand and caused to be affixed the Great Seal of the State of Oklahoma.*

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the City of Oklahoma City this 10th day of June, 2014.

[signature]

Secretary Of State

06/10/2014 03:07 PM
OKLAHOMA SECRETARY OF STATE
SOS
24672260002
FILED - Oklahoma Secretary of State 06/10/2014

ARTICLES OF MERGER

THIS AGREEMENT OF MERGER, dated as of June 10, 2014, is entered into by and between Code Navy, a Nevada corporation ("Code Navy") and Culture Medium Holdings Corp., an Oklahoma corporation ("Culture Medium"), to effectuate the merger of Code Navy with and into Culture Medium (the "Merger"). Code Navy and Culture Medium are hereinafter collectively referred to as the "Constituent Corporations." Culture Medium is sometimes hereinafter referred to as the "Surviving Corporation." This Agreement of Merger sets forth the agreement of merger required by Section 18-1082.B of the Oklahoma General Corporation Act and the plan of merger required by Section 90A.100 of the Nevada General Corporation Law.

RECITALS

A. Culture Medium has outstanding 1,000 shares of common stock, which is the only class outstanding entitled to vote and Code Navy has outstanding 100,190,858 shares of common stock, which is the only outstanding class entitled to vote.

B. Culture Medium and Code Navy have agreed that Culture Medium and Code Navy shall merge with Culture Medium to be the Surviving Corporation. The Merger has been approved by the Board of Directors of Code Navy on June 10, 2014 and by the Board of Directors of Culture Medium on June 10, 2014.

C. In respect of Code Navy, the holder of a majority (100,000,000 shares) of the outstanding 100,190,858 shares of common stock of Code Navy, have approved the Merger by written consent action dated June 10, 2014. The Articles of Incorporation of Code Navy authorize the issuance of 490,000,000 shares of capital stock, all par value $.001per share.

D. In respect of Culture Medium, the Merger was approved by Code Navy as the sole stockholder of the 1,000 shares of Culture Medium common stock by written consent action dated June 10, 2014.

E. The number of votes cast by the shareholders of Code Navy and Culture Medium was sufficient for the approval of the Merger.

NOW, THEREFORE, in order to prescribe (a) the terms and conditions of the Merger; (b) the method of carrying the same into effect; (c) the manner and basis of converting and exchanging the shares of Code Navy Common Stock into shares of Culture Medium Common Stock; and (d) such other details and provisions as are deemed necessary or desirable; and in consideration of the foregoing recitals and the agreements, provisions and covenants herein contained, Code Navy and Culture Medium hereby agree as follows:

1. **Effective Date.** The Merger shall become effective upon the filing of certificates of merger with the Secretary of State of Oklahoma and Nevada. If the certificates of merger are filed on different dates, then the date of filing shall be deemed to be the later of the two dates. The date and time on which the Merger becomes effective is hereinafter referred to as the "Effective Date."

2. **Merger.** At the Effective Date, Code Navy shall merge with and into Culture Medium with Culture Medium being the Surviving Corporation and the separate corporate existence of Code Navy shall cease. The corporate identity, existence, purposes, franchises, powers, rights and immunities of Code Navy at the Effective Date shall be merged into Culture Medium which shall be fully vested therewith. Culture Medium shall be subject to all of the debts and liabilities of Code Navy as if Culture Medium had itself incurred them and all rights of creditors and all liens upon the property of each of the Constituent Corporations shall be preserved unimpaired, provided that such liens, if any, upon the property of Culture Medium shall be limited to the property affected thereby immediately prior to the Effective Date.

3. **Articles of Incorporation.** At the Effective Date, the Articles of Incorporation of Culture Medium shall be the Articles of Incorporation of the Surviving Corporation, without amendment.

RECEIVED
JUN 10 2014
OKLAHOMA SECRETARY OF STATE

4. **Effect of Merger on Outstanding Shares, Options and Warrants.**

(a) Surviving Corporation Shares. Each one shares of Code Navy Common Stock issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into one share of Culture Medium common stock. No fractional shares shall be issued; in lieu of fractional shares, a holder shall receive one whole share.

(b) Disappearing Corporation Shares. At the Effective Date, each issued and outstanding share of Culture Medium Common Stock outstanding prior to the Effective Date shall be cancelled.

5. Other Provisions.

(a) Governing Law;. These Articles of Merger shall be governed by and construed in accordance with the laws of the State of Nevada.

(b) Counterparts. These Articles of Merger may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

(c) Further Assurances. Each Constituent Corporation shall from time to time upon the request of the other Constituent Corporation, execute and deliver and file and record all such documents and instruments and take all such other action as such corporation may request in order to vest or evidence the vesting in Culture Medium of title to and possession of all rights, properties, assets and business of Code Navy to the extent provided herein, or otherwise to carry out the full intent and purpose of these Articles of Merger.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement of Merger to be executed on behalf of the Constituent Corporations as of the day and year first above written.

CODE NAVY
(a Nevada corporation)

By: [signature]
Kimberly Peterson
Assistant Secretary

CULTURE MEDIUM HOLDINGS CORP.
(an Oklahoma corporation)

By: [signature]
Kimberly Peterson
Assistant Secretary

140103

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of
Ross Miller
Secretary of State
State of Nevada

Document Number
20140425276-33
Filing Date and Time
06/11/2014 9:42 AM
Entity Number
E0185442007-5

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

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ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ **If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.**

Code Navy
Name of merging entity

Nevada
Jurisdiction

profit corporation
Entity type *

Name of merging entity

Jurisdiction

Entity type *

Name of merging entity

Jurisdiction

Entity type *

Name of merging entity

Jurisdiction

Entity type *

and,

Culture Medium Holdings Corp.
Name of surviving entity

oklahoma
Jurisdiction

Profit corporation
Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn: Tamara Semenova

c/o: 9891 Irvine Center Drive
Irvine, CA 92618

3) Choose one:

☒ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☐ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.

(a) Owner's approval was not required from

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

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(b) The plan was approved by the required consent of the owners of *:

Code Navy
Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Culture Medium Holdings Corp.
Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

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(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 5

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5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: ______ **Time:** ______

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

Code Navy
Name of merging entity

X [signature] | Assistant Secretary | June 10, 2014
Signature | Title | Date

Name of merging entity

X
Signature | Title | Date

Name of merging entity

X
Signature | Title | Date

Name of merging entity

X
Signature | Title | Date

and,

Culture Medium Holdings Corp.
Name of surviving entity

X [signature] | Assistant Secretary | June 10, 2014
Signature | Title | Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE OF MERGER

WHEREAS,

CULTURE MEDIUM SPECIAL MERGER CORPORATION

a corporation organized under the laws of the State of OKLAHOMA, has filed in the office of the Secretary of State duly authenticated evidence of a merger whereby said corporation is the survivor, as provided by the laws of the State of Oklahoma.

***NOW THEREFORE, I,** the undersigned Secretary of State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this Certificate evidencing such merger.*

***IN TESTIMONY WHEREOF,** I have hereunto set my hand and caused to be affixed the Great Seal of the State of Oklahoma.*

Filed in the City of Oklahoma City this 17th day of June, 2014, .

Secretary Of State

06/17/2014 10:24 AM
OKLAHOMA SECRETARY OF STATE
SOS
24725370002
FILED - Oklahoma Secretary of State 06/17/2014
RECEIVED
JUN 17 2014
OKLAHOMA SECRETARY OF STATE

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER, dated as of June 12, 2014, is entered into by and between Culture Medium Holdings Corp., an Oklahoma corporation ("Culture Medium"), and Culture Medium Special Merger Corporation ("Culture Merger"), to effectuate the merger of Culture Medium with and into Culture Merger (the "Merger"), pursuant to Oklahoma General Corporation Act Section 18-1081.G. Culture Medium and Culture Merger are hereinafter collectively referred to as the "Constituent Corporations." Culture Merger is sometimes hereinafter referred to as the "Surviving Corporation." This Agreement of Merger sets forth the agreement of merger required by Section 18-1081.A of the Oklahoma General Corporation Act.

RECITALS

A. Culture Medium has outstanding 100,190,858 shares of common stock, which is the only class of shares entitled to vote; and Culture Merger has outstanding 1,000 shares of common stock, which is the only outstanding class entitled to vote: Culture Medium owns all of the outstanding shares of Code Navy, Inc., an Oklahoma corporation which is not a party to this Agreement of Merger, but which will be the resulting holding corporation (as defined in Section 18-1081.G) and the resulting parent of Culture Merger. Code Navy, Inc. owns all of the outstanding shares of Culture Merger.

B. The Constituent Corporations have agreed that Culture Medium will merge with and into Culture Merger, pursuant to a holding company reorganization under Oklahoma General Corporation Act Section 18-1081.G., with Culture Merger to be the Surviving Corporation. The Merger has been approved, adopted, certified, executed, and acknowledged by each of the Constitutent Corporations in accordance with the provisions of Section 18-1081 by the Board of Directors on June 10, 2014, and by the shareholders of each of the Constituent Corporations on June 10, 2014.

C. In respect of each Constituent Corporation, the holders of all of the 1,000 shares of their respective common stock outstanding on June 10, 2014 have approved the Merger by written consent action dated June 10, 2014. The Certificates of Incorporation and Bylaws of each Constituent Corporation are identical except for the name of the corporation, and each of the Certificates of Incorporation authorizes the issuance of 490,000,000 shares of common stock and 10,000,000 share of preferred stock, all par value $.0001 per share.

D. The number of votes cast by the shareholders of the Constituent Corporations was sufficient for the approval of the Merger.

NOW, THEREFORE, in order to prescribe (a) the terms and conditions of the Merger; (b) the method of carrying the same into effect; (c) the manner and basis of converting and exchanging the shares of Culture Medium Common Stock into shares of Code Navy, Inc. Common Stock; and (d) such other details and provisions as are deemed necessary or desirable; and in consideration of the foregoing recitals and the agreements, provisions and covenants herein contained, the Constituent Corporations hereby agree as follows:

1. **Effective Date.** The Merger shall become effective upon the filing of this Agreement of Merger with the Oklahoma Secretary of State of Oklahoma, whichever is later. The date and time on which the Merger becomes effective is hereinafter referred to as the "Effective Date."

2. **Merger.** At the Effective Date, Culture Medium shall merge with and into Culture Merger, with Culture Merger being the Surviving Corporation and the separate corporate existence of Culture Medium shall cease. The corporate identity, existence, purposes, franchises, powers, rights and immunities of Culture Medium at the Effective Date shall be merged into Culture Merger which shall be fully vested therewith. Culture Merger shall be subject to all of the debts and liabilities of Culture Medium as if Culture Merger had itself incurred them and all rights of creditors and all liens upon the property of each of the Constituent Corporations shall be preserved unimpaired, provided that such liens, if any, upon the property of Culture Merger shall be limited to the property affected thereby immediately prior to the Effective Date.

3. **Articles of Incorporation.** At the Effective Date, the Articles of Incorporation of Culture Merger shall be the Articles of Incorporation of the Surviving Corporation, with the following amendments:

(a) Article 1 of the Certificate of Incorporation of Culture Merger shall be amended to read as follows: "1: The name of the corporation shall be Culture Medium Holdings Corp."

(b) A new Article 9 shall be appended to the Certificate of Incorporation of Culture Merger, to read as follows: "Article 9: Any action or transaction by or involving he corporation, other than the election or removal of directors, that requires the approval of the stockholders under the certificate of incorporation or the Oklahoma General Corporation Act, shall pursuant to Section 1081.G of such Oklahoma General Corporation Act, shall require the same vote as is required by the certificate of incorporation of Code Navy, Inc. or the Oklahoma General Corporation Act."

4. **Effect of Merger on Outstanding Shares, Options and Warrants.**

(a) Surviving Corporation Shares. Each share of Culture Medium Common Stock issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into one share of Code Navy common stock.

(b) Disappearing Corporation Shares. At the Effective Date, each issued and outstanding share of Culture Medium Common Stock outstanding prior to the Effective Date shall be cancelled.

5. **Other Provisions.**

(a) Governing Law. This Agreement of Merger shall be governed by and construed in accordance with the laws of the State of Oklahoma.

(b) Counterparts. This Agreement of Merger may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

(c) Further Assurances. Each Constituent Corporation shall from time to time upon the request of the other Constituent Corporation, execute and deliver and file and record all such documents and instruments and take all such other action as such corporation may request in order to vest or evidence the vesting in Culture Merger of title to and possession of all rights, properties, assets and business of Culture Medium to the extent provided herein, or otherwise to carry out the full intent and purpose of this Agreement of Merger.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement of Merger to be executed on behalf of the Constituent Corporations as of the day and year first above written.

CULTURE MEDIUM HOLDINGS CORP.

(an Oklahoma corporation)

By: [signature]
Kimberly Peterson
Assistant Secretary

CULTURE MEDIUM SPECIAL MERGER CORPORATION
(an Oklahoma corporation)

By: [signature]
Kimberly Peterson
Assistant Secretary

ARTICLES OF MERGER

THESE ARTICLES OF MERGER, dated as of June 20, 2014, is entered into by and between Code Navy, Inc. an Oklahoma corporation ("Code Navy") and Code Navy, a Wyoming corporation ("Code Navy Wyoming"), to effectuate the merger of Code Navy with and into Code Navy Wyoming (the "Merger"). Code Navy and Code Navy Wyoming are hereinafter collectively referred to as the "Constituent Corporations." Code Navy Wyoming is sometimes hereinafter referred to as the "Surviving Corporation." This Agreement of Merger sets forth the agreement of merger required by Section 18-1082.B of the Oklahoma General Corporation Act and the plan of merger required by Section 17-16-1102 of the Wyoming Business Corporation Act.

RECITALS

A. Code Navy Wyoming has outstanding 1,000 shares of common stock, which is the only class outstanding entitled to vote, and Code Navy has outstanding 100,190,858 shares of common stock, which is the only outstanding class entitled to vote.

B. Code Navy Wyoming and Code Navy have agreed that Code Navy Wyoming and Code Navy shall merge with Code Navy Wyoming to be the Surviving Corporation. The Merger has been approved, adopted, certified, executed, and acknowledged by each of the Constituent Corporations in accordance with the provisions of Section 18-1081 of the Oklahoma General Corporation Act and Section 17-16-1101 of the Wyoming Business Corporation Act: by the Board of Directors and shareholders of Code Navy on June 10, 2014, and by the Board of Directors and shareholders of Code Navy Wyoming on June 10, 2014.

C. In respect of Code Navy, the Merger was approved by the holders of all of the 1,000 outstanding shares of common stock of Code Navy outstanding on June 10, 2014. The Certificate of Incorporation of Code Navy authorizes the issuance of 490,000,000 shares of common stock and 10,000,000 shares of common stock, all par value $.0001 per share.

D. In respect of Code Navy Wyoming, the Merger was approved by Code Navy as the sole stockholder of the 1,000 shares of Code Navy Wyoming common stock by written consent action June 10, 2014 ; the Articles of Incorporation of Code Navy Wyoming authorize an unlimited number of shares of common and preferred stock, all no par value

E. The number of votes cast by the shareholders of Code Navy and Code Navy Wyoming was sufficient for the approval of the Merger.

NOW, THEREFORE, in order to prescribe (a) the terms and conditions of the Merger; (b) the method of carrying the same into effect; (c) the manner and basis of converting and exchanging the shares of Code Navy Common Stock into shares of Code Navy Wyoming Common Stock; and (d) such other details and provisions as are deemed necessary or desirable; and in consideration of the foregoing recitals and the agreements, provisions and covenants herein contained, Code Navy and Code Navy Wyoming hereby agree as follows:

1. **Effective Date**. The Merger shall become effective upon June 30, 2014, or the filing of certificates of merger with the Secretary of State of Oklahoma and Wyoming, whichever is later. If the certificates of merger are filed on different dates, then the date of filing shall be deemed to be the later of the two dates. The date and time on which the Merger becomes effective is hereinafter referred to as the "Effective Date."

2. **Merger**. At the Effective Date, Code Navy shall merge with and into Code Navy Wyoming with Code Navy Wyoming being the Surviving Corporation and the separate corporate existence of Code Navy shall cease. The corporate identity, existence, purposes, franchises, powers, rights and immunities of Code Navy at the Effective Date shall be merged into Code Navy Wyoming which shall be fully vested therewith. Code Navy Wyoming shall be subject to all of the debts and liabilities of Code Navy as if Code Navy Wyoming had itself incurred them and all rights of creditors and all liens upon the property of each of the Constituent Corporations shall be preserved unimpaired, provided that such liens, if any, upon the property of Code Navy Wyoming shall be limited to the property affected thereby immediately prior to the Effective Date.

3. **Articles of Incorporation**. At the Effective Date, the Articles of Incorporation of Code Navy Wyoming shall be the Articles of Incorporation of the Surviving Corporation, without amendment.

4. **Effect of Merger on Outstanding Shares, Options and Warrants.**

(a) **Surviving Corporation Shares**. Each one share of Code Navy Common Stock issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into one share of Code Navy Wyoming common stock.

(b) **Disappearing Corporation Shares**. At the Effective Date, each issued and outstanding share of Code Navy Wyoming Common Stock outstanding prior to the Effective Date shall be cancelled.

5. **Other Provisions.**

(a) **Governing Law;**. These Articles of Merger shall be governed by and construed in accordance with the laws of the State of Wyoming.

(b) **Counterparts**. These Articles of Merger may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

(c) **Further Assurances**. Each Constituent Corporation shall from time to time upon the request of the other Constituent Corporation, execute and deliver and file and record all such documents and instruments and take all such other action as such corporation may request in order to vest or evidence the vesting in Code Navy Wyoming of title to and possession of all rights, properties, assets and business of Code Navy to the extent provided herein, or otherwise to carry out the full intent and purpose of this Articles of Merger.

(d) **Articles of Merger**. An executed copy of this Articles of Merger is on file at the principal office of Code Navy, at 9891 Irvine Center Drive, Irvine, California 92618; a copy of the executed Articles of Merger may be obtained upon request and without charge by any shareholder of a Constituent Corporation.

IN WITNESS WHEREOF, the parties hereto have caused this Articles of Merger to be executed on behalf of the Constituent Corporations as of the day and year first above written.

CODE NAVY
(a Wyoming corporation)

By: ____________________
Kimberly Peterson
Assistant Secretary

CODE NAVY, INC.
(an Oklahoma corporation)

By: ____________________
Kimberly Peterson
Assistant Secretary

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER, dated as of June 20, 2014, is entered into by and between Code Navy, Inc. an Oklahoma corporation ("Code Navy") and Code Navy, a Wyoming corporation ("Code Navy Wyoming"), to effectuate the merger of Code Navy with and into Code Navy Wyoming (the "Merger"). Code Navy and Code Navy Wyoming are hereinafter collectively referred to as the "Constituent Corporations." Code Navy Wyoming is sometimes hereinafter referred to as the "Surviving Corporation." This Agreement of Merger sets forth the agreement of merger required by Section 18-1082.B of the Oklahoma General Corporation Act and the plan of merger required by Section 17-16-1102 of the Wyoming Business Corporation Act.

RECITALS

A. Code Navy Wyoming has outstanding 1,000 shares of common stock, which is the only class outstanding entitled to vote, and Code Navy has outstanding 100,190,858 shares of common stock, which is the only outstanding class entitled to vote.

B. Code Navy Wyoming and Code Navy have agreed that Code Navy Wyoming and Code Navy shall merge with Code Navy Wyoming to be the Surviving Corporation. The Merger has been approved, adopted, certified, executed, and acknowledged by each of the Constituent Corporations in accordance with the provisions of Section 18-1081 of the Oklahoma General Corporation Act and Section 17-16-1101 of the Wyoming Business Corporation Act: by the Board of Directors and shareholders of Code Navy on June 10, 2014, and by the Board of Directors and shareholders of Code Navy Wyoming on June 10, 2014.

C. In respect of Code Navy, the Merger was approved by the holders of all of the 1,000 outstanding shares of common stock of Code Navy outstanding on June 10, 2014. The Certificate of Incorporation of Code Navy authorizes the issuance of 490,000,000 shares of common stock and 10,000,000 shares of common stock, all par value $.0001 per share.

D. In respect of Code Navy Wyoming, the Merger was approved by Code Navy as the sole stockholder of the 1,000 shares of Code Navy Wyoming common stock by written consent action June 10, 2014 ; the Articles of Incorporation of Code Navy Wyoming authorize an unlimited number of shares of common and preferred stock, all no par value

E. The number of votes cast by the shareholders of Code Navy and Code Navy Wyoming was sufficient for the approval of the Merger.

NOW, THEREFORE, in order to prescribe (a) the terms and conditions of the Merger; (b) the method of carrying the same into effect; (c) the manner and basis of converting and exchanging the shares of Code Navy Common Stock into shares of Code Navy Wyoming Common Stock; and (d) such other details and provisions as are deemed necessary or desirable; and in consideration of the foregoing recitals and the agreements, provisions and covenants herein contained, Code Navy and Code Navy Wyoming hereby agree as follows:

1. **Effective Date**. The Merger shall become effective upon June 30, 2014, or the filing of certificates of merger with the Secretary of State of Oklahoma and Wyoming, whichever is later. If the certificates of merger are filed on different dates, then the date of filing shall be deemed to be the later of the two dates. The date and time on which the Merger becomes effective is hereinafter referred to as the "Effective Date."

2. **Merger**. At the Effective Date, Code Navy shall merge with and into Code Navy Wyoming with Code Navy Wyoming being the Surviving Corporation and the separate corporate existence of Code Navy shall cease. The corporate identity, existence, purposes, franchises, powers, rights and immunities of Code Navy at the Effective Date shall be merged into Code Navy Wyoming which shall be fully vested therewith. Code Navy Wyoming shall be subject to all of the debts and liabilities of Code Navy as if Code Navy Wyoming had itself incurred them and all rights of creditors and all liens upon the property of each of the Constituent Corporations shall be preserved unimpaired, provided that such liens, if any, upon the property of Code Navy Wyoming shall be limited to the property affected thereby immediately prior to the Effective Date.

3. **Articles of Incorporation**. At the Effective Date, the Articles of Incorporation of Code Navy Wyoming shall be the Articles of Incorporation of the Surviving Corporation, without amendment.

4. **Effect of Merger on Outstanding Shares, Options and Warrants.**

(a) Surviving Corporation Shares. Each one share of Code Navy Common Stock issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into one share of Code Navy Wyoming common stock.

(b) Disappearing Corporation Shares. At the Effective Date, each issued and outstanding share of Code Navy Wyoming Common Stock outstanding prior to the Effective Date shall be cancelled.

5. **Other Provisions.**

(a) Governing Law;. This Agreement of Merger shall be governed by and construed in accordance with the laws of the State of Wyoming.

(b) Counterparts. This Agreement of Merger may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

(c) Further Assurances. Each Constituent Corporation shall from time to time upon the request of the other Constituent Corporation, execute and deliver and file and record all such documents and instruments and take all such other action as such corporation may request in order to vest or evidence the vesting in Code Navy Wyoming of title to and possession of all rights, properties, assets and business of Code Navy to the extent provided herein, or otherwise to carry out the full intent and purpose of this Agreement of Merger.

(d) Agreement of Merger. An executed copy of this Agreement of Merger is on file at the principal office of Code Navy, at 9891 Irvine Center Drive, Irvine, California 92618; a copy of the executed Agreement of Merger may be obtained upon request and without charge by any shareholder of a Constituent Corporation.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement of Merger to be executed on behalf of the Constituent Corporations as of the day and year first above written.

CODE NAVY
(a Wyoming corporation)

By: [signature]
Kimberly Peterson
Assistant Secretary

CODE NAVY, INC.
(an Oklahoma corporation)

By: [signature]
Kimberly Peterson
Assistant Secretary

EXHIBIT 2.3

BYLAWS FOR THE REGULATION, EXCEPT AS OTHERWISE PROVIDED BY STATUTE OR ITS ARTICLES OF INCORPORATION, OF CODE NAVY
a Wyoming corporation

ARTICLE I

OFFICES

Section 1. Principal Executive Office. The principal executive office of the corporation shall be located as directed by the board of directors.

Section 2. Other Offices. Other business offices may at any time be established by the board of directors at any place or places by them or where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All meetings of shareholders shall be held at the principal executive office of the corporation, or at any other place within or without the State of Wyoming which may be designated either by the board of directors or by the written consent of all persons entitled to vote thereat and not present at the meeting, given either before or after the meeting and filed with the secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be fixed by the board of directors. At such meetings directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders.

Section 3. Special Meetings. Special meetings of the shareholders, for the purpose of taking any action permitted by the shareholders under the Wyoming Business Corporation Act and the certificate of incorporation of the corporation, may be called at any time by the chairman of the board or the president, or by the board of directors, or by one or more holders of shares entitled to cast in the aggregate not less than twenty percent (20%) of the votes at the meeting. Upon request in writing that a special meeting of shareholders be called for any proper purpose, directed to the chairman of the board, president, vice president or secretary by any person (other than the board of directors) entitled to call a special meeting of shareholders, the officer forthwith shall cause notice to be given to shareholders entitled

to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than twenty (20) nor more than sixty (60) days after receipt of the request.

Section 4. **Notice of Annual or Special Meeting**. Written notice of each annual or special meeting of shareholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote - thereat. Such written notice shall be given either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the - books of the corporation or given by him to the corporation for the purpose of notice. If any notice or report addressed to the shareholder at the address of such shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service as unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the corporation for a period of one (1) year from the date of the giving of the notice or report to all other shareholders. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal executive office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said principal executive office is located.

Any such notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any such notice in accordance with the foregoing provisions, executed by the secretary, assistant secretary or any transfer agent of the corporation, shall be prima facie evidence of the giving of the notice.

Section 5. **Quorum**. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business at any meeting of shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 6. **Adjourned Meeting and Notice Thereof**. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum at the commencement of the meeting, no other business may be transacted at such meeting.

When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, or if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as provided above, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement of the time and place thereof at the meeting at which such adjournment is taken.

Section 7. Voting. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the Wyoming Business Corporation Act (relating to voting of shares held by a fiduciary, in the name of a corporation, or in joint ownership). The shareholders may vote by voice vote or by ballot; provided, however, that all elections for director shall be by ballot. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number of voting by classes is required by the Wyoming Business Corporation Act or the certificate of incorporation.

Section 8. Validation of Defectively Called or Noticed Meeting. The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, - either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, or who, though - present, has, at the beginning of the meeting, properly objected to the transaction of any business because the meeting was not lawfully called or convened, or to particular matters of business legally required to be included in the notice, but not so included, signs a written waiver of notice, or a consent to the - holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice or consent, except that if action is taken or proposed to be taken for approval of any of those matters specified in paragraph (e) of Section 4 above, the waiver of notice or consent shall state the general nature of the proposal.

Section 9. Action Without Meeting. Directors may be elected without a meeting by a consent in writing, setting forth the action so taken, signed by all of the persons who would be entitled to vote for the election of directors, provided that, without prior notice except as hereinafter set forth, a director may be elected at any time to fill a vacancy not filled by the directors by the written consent of persons holding a majority of the outstanding shares entitled to vote for the election of directors.

Any other action which, under any provision of the Wyoming Business Corporation Act, may be taken at a meeting of the shareholders, may be taken without a meeting, and without prior notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at - which all shares entitled to vote thereon were present and voted, unless the consents of all shareholders entitled to vote have been solicited in writing.

Unless, as provided in Section 12 of this Article II, the board of directors has fixed a record date for the determination of shareholders entitled to notice of and to give such written consent, the record date for such determination shall be the day on which the first written consent is given. All such written consents shall be filed with the secretary of the corporation.

Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

Section 10. Proxies. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the corporation. Subject to the Wyoming Business Corporation Act in the case of any proxy which states that it is irrevocable, any proxy duly executed shall continue in full force and effect until (i) an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation prior to the vote pursuant thereto, (ii) the person executing the proxy attends the meeting and votes in person, or (iii) written notice of the death or incapacity of the maker of such proxy is received by the corporation before the vote pursuant - thereto is counted; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless otherwise provided for in the proxy. The dates contained on the forms of proxy shall presumptively determine the order of execution of the proxies, regardless of the postmark - dates on the envelopes in which they are mailed.

Without limiting the manner in which a shareholder may authorize another person or persons to act for him as proxy, the following shall constitute a valid means by which a shareholder may grant such authority.

(a) A shareholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the shareholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by electronic means or by facsimile signature.

(b) A shareholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram, email or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram email or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram email or other electronic transmission was authorized by the shareholder. If it is determined that such telegrams, cablegrams email or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(c) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission described in Paragraphs (a) or (b) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 11. Inspectors of Election. In advance of any meeting of shareholders, the board of directors may appoint any person or persons other than nominees for office as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, the chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of inspectors shall be either one (1) or three (3). If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented in person or by proxy shall determine whether one (1) or three (3) inspectors are to be appointed. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may, and on the request of any shareholder or a shareholder's proxy shall, be filled by appointment by the board of directors in advance of the meeting, or at the meeting by the chairman of the meeting.

The duties of such inspectors shall be as prescribed by the Wyoming Business Corporation Act and shall include: determining the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining when the polls shall close; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all shareholders.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

Section 12. Record Date for Shareholder Notice, Voting and Giving Consents. For purposes of determining the shareholders entitled to notice of any meeting or to vote or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in this event only shareholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the Wyoming Business Corporation Act.

If the board of directors does not so fix a record date:

(a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action of the board is required by the Wyoming Business Corporation Act, shall be at the close of business on the day on which the board adopts the resolution relating to that action, or the sixtieth (60th) day before the date of

such other action, whichever is later.

ARTICLE III

DIRECTORS

Section 1. Powers. Subject to the provisions of the Wyoming Business Corporation Act, and to any limitations in the certificate of incorporation and these bylaws, relating to action required to be approved by the shareholders or approved by the outstanding shares, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed by, the board of directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the board of directors shall have the following powers, to wit:

(a) To select and remove all the officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the certificate of incorporation or with these bylaws, fix their compensation and require from them security for faithful service.

(b) To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, or with the certificate of incorporation or with these bylaws, as they may deem best.

(c) To change the principal executive office and principal office for the transaction of the corporation from one location to another; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of Wyoming; to designate any place within or without the State of Wyoming for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

Section 2. Number and Qualification of Directors. The authorized number of directors shall be no less than one, and shall be such maximum number of persons as may be determined from time to time by resolutions of the board of directors.

Section 3. Election and Term of Office. The directors shall be elected at each annual meeting of shareholders but, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected and qualified, subject to the Wyoming Business Corporation Act and the provisions of these bylaws with respect to vacancies on the board of directors.

Section 4. Vacancies. A vacancy in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by order of court or convicted of a felony, or if the authorized number of directors be increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

Vacancies in the board of directors, except for a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders. A vacancy in the board of directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any such election by written consent shall require the consent of holders of a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the chairman of the board, the chief executive officer, the president, the secretary or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the board of directors accepts the resignation of a director tendered to take effect at a future time, the board of directors or the shareholders shall have power to elect a successor or take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his

term of office.

Section 5. Place of Meeting. Regular meetings of the board of directors shall be held at any place within or without the State of Wyoming which has been designated from time to time by resolution by the board or by written consent of all members of the board of directors. In the absence of such designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board may be held either at a place so designated or at the principal executive office.

Section 6. Annual Meeting. Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting at the place of said annual meeting or at such other place as shall be fixed by the board of directors, for the purpose of organization, election of officers, and the transaction of other business. Call and notice of such meetings are hereby dispensed with.

Section 7. Other Regular Meetings. Other regular meetings of the board of directors shall be held without call on the date and at the time which the board of directors may from time to time designate; provided, however, that should the day so designated fall upon a Saturday, Sunday or legal holiday observed by the corporation at its principal executive office, then said meeting shall be held at the same time on the next day thereafter ensuing which is a full business day. Notice of all such regular meetings of the board of directors is hereby dispensed with.

Section 8. Special Meetings. Special meetings of the board of directors for any purpose or purposes shall be called at any time by the chairman of the board, the president, any vice president, the secretary or by any director.

Special meetings of the board of directors shall be held upon four (4) days' written notice or forty-eight (48) hours' notice given personally or by telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the corporation or as may have been given to the corporation by the director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held.

Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States mail, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient. Oral notice shall be deemed to have been given at the time it is communicated to the recipient or to a person at the office of the recipient who the person giving the notice has

reason to believe will promptly communicate it to the recipient.

Any notice shall state the date, place and hour of the meeting. Notice given to a director in accordance with this section shall constitute due, legal and personal notice to such director.

Section 9. Action at a Meeting: Quorum and Required Vote. The presence of a majority of the authorized number of directors at a meeting of the board of directors constitutes a quorum for the transaction of business, except as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, unless a greater number, or the same number, after disqualifying one or more directors from voting, is required by law, by the certificate of incorporation or by these bylaws. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided that any action taken is approved by at least a majority of the required quorum for such meeting.

Section 10. Validation of Defectively Called or Noticed Meetings. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the directors not present or who, though present, has prior to the meeting or at its commencement, protested the lack of proper notice to him, signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes or the meeting.

Section 11. Adjournment. A majority of the directors present, whether or not constituting a quorum, may adjourn any board of directors' meeting to another time or place.

Section 12. Notice of Adjournment. If a meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment; otherwise, notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned.

Section 13. Participation in Meetings by Conference Telephone. Members of the board of directors may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another. Participating in a meeting as permitted in this Section constitutes presence in person at such meeting.

Section 14. Action Without Meeting. Any action by the board of directors may be taken without a meeting if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board and shall have the same force and effect as a unanimous vote of such directors.

Section 15. Fees and Compensation. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the board of directors.

Section 16. Committees. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate an executive and other committees, each consisting of one (1) or more directors, to serve at the pleasure of the - board of directors, and may prescribe the manner in which proceedings of any such committee meetings of such committee may be regularly scheduled in advance and may be called at any time by any two (2) members thereof; otherwise, the provisions of these bylaws with respect to notice and conduct of meetings of the board of directors shall govern. Any such committee, to the extent provided in a resolution of the board of directors, shall have all of the authority of the board of directors, except as limited by the Wyoming Business Corporation Act.

ARTICLE IV

OFFICERS

Section 1. Officers. The officers of the corporation shall be a chief executive officer, a president, a secretary and a - chief financial officer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number of offices may be held by the same person.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 6 of this Article, shall be chosen annually by, and shall serve at the pleasure of, the board of directors, and each shall hold his office until he or she shall resign or shall be removed or otherwise disqualified to serve, or his or her successor shall be elected and qualified.

Section 3. Subordinate Officer. The board of directors or the chief executive officer may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

Section 4. Removal and Resignation. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the board of directors, by any officer upon whom such power or removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the board of directors, or to the president or to the secretary of the corporation. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which such officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular election or appointment to such office.

Section 6. Chairman of the Board. The chairman of the board, if there be such an office, shall preside at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by these bylaws.

Section 7. Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the chief executive officer shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and at all meetings of the board of directors. He shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have the general power and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

Section 8. President. The president shall be the chief operating officer of the corporation, and in the event of absence or disability of the chief executive officer, or if no chief executive officer has been appointed by the board of directors, shall perform all the duties of the chief executive officer, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer.

Section 9. Vice Presidents. In the absence or disability of the president, the vice presidents in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, if there be such an officer or officers, shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents, if there be such an officer or officers, shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or these bylaws.

Section 10. Secretary. The secretary shall record or cause to be recorded, and shall keep or cause to be kept, at the principal executive office or such other place as the board of directors may order, a book of minutes of all meetings and actions, of the shareholders, the board directors and all committees thereof, with the time and place of holding of meetings, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings,

and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent, or registrar, if one be appointed, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

Section 11. Chief Financial Officer. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and colored accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all moneys and - other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as chief financial officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 12. Assistant Secretaries and Assistant Treasurers. In the absence or disability of the secretary or the chief financial officer, their duties shall be performed and their powers exercised, respectively, by any assistant secretary or any assistant treasurer which the board of directors may have elected or appointed. The assistant secretaries and the assistant treasurers shall have such other duties and powers as may have been delegated to them, respectively, by the secretary or the chief financial officer or by the board of directors.

ARTICLE V

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

Section 1. Definitions. For the purpose of this Article V, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation - which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation;

"proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, arbitrative or investigative; and whether formal or informal, and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Section 4 or Section 5(c) of this Article V.

Section 2. Actions by Third Parties. The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding to the fullest extent permitted by the laws of the State of Wyoming as they may exist from time to time.

Section 3. Actions by or in the Right of the Corporation. The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of the corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action to the fullest extent permitted by the laws of the State of Wyoming as they may exist from time to time.

Section 4. Advance of Expenses. Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of such proceeding upon receipt of a request therefor and an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the - agent is not entitled to be indemnified as authorized in this - Article V.

Section 5. Contractual Nature. The provision of this Article V shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Article is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

Section 6. Insurance. Upon and in the event of a determination by the board of directors to purchase such insurance, the corporation shall purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the - agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this Article V. All amounts received by an agent

under any such policy of insurance shall be applied against, but shall not limit, the amounts to which the agent is entitled pursuant to the foregoing provisions of this Article V.

Section 7. ERISA. To assure indemnification under this provision of all such persons who are or were "fiduciaries" of an employee benefit plan governed by the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), the provisions of this Article V shall, except as limited by Section 410 of ERISA, be interpreted as follows: an "other enterprise" shall be deemed to include an employee benefit plan; the corporation shall be deemed to have requested a person to serve as an employee of an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by , such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in compliance with ERISA and the terms of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

ARTICLE VI

GENERAL CORPORATE MATTERS

Section 1. Record Date for Purposes Other Than Notice and Voting. For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any right in respect of any other lawful action (other than as provided in Section 12 of Article II of these bylaws), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days before any such action, and in that case only shareholders of record on the date so fixed are entitled to receive the dividend, distribution, or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date so fixed, except as otherwise provided in the Wyoming Business Corporation Act.

If the board of directors does not so fix a record date, the record date for determining shareholders for any such purpose - shall be at the close of business on the day on which the board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

Section 2. Inspection of Corporate Records. The accounting books and records, the records of shareholders, and minutes of proceedings of the shareholders and the board and committees of the board of directors of the corporation and any subsidiary of the corporation shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests

as a share- holder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of a voting trust certificate may be made in person or by an agent or attorney, and the right of inspection includes the right to copy and make extracts.

A shareholder or shareholders holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation or who hold at least one percent (1%) of such voting - shares and have filed a Schedule 14B with the United States Securities and Exchange Commission relating to the election of directors of the corporation shall have (in person, or by agent or attorney) the right to inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five (5) business days' prior written demand upon the corporation and to obtain from the transfer agent, if any, for the corporation, upon written demand and upon the tender of its usual charges, a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, and of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five (5) business days after the demand is received or the date specified therein as the date as of which the list is to be compiled.

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation. Such inspection by a director may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

Section 3. Inspection of Bylaws. The corporation shall keep in its principal executive office in California, or if its principal executive office is not in California, then at its principal business office in California (or otherwise provide upon written request of any shareholder) the original or a copy of the bylaws as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

Section 4. Checks, Drafts, Etc. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 5. Contracts and Instruments; How Executed. The board of directors, except as in these bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or

confined to specific instances; and, unless so authorized or ratified by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 6. Certificate for Shares. Every holder of shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the chairman of the board or the president or a vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the Class or series of shares owned by the shareholder. Any of the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Any such certificate shall also contain such legend or other statement as may be required by applicable state securities laws, the federal securities laws, and any agreement between the corporation and the shareholders thereof.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or these bylaws may provide; provided, however, that on any certificate issued to represent any partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated.

Except as provided in this Section 6, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The board of directors may, however, in case any certificate for shares is alleged to have been lost, stolen, or destroyed, authorize the issuance of a new certificate in lieu thereof, and the corporation may require that the corporation be given a bond or other adequate security sufficient to indemnify it against any claim that may be made against it (including expense or liability) on account of the alleged loss, theft, or destruction of such certificate of the issuance of such new certificate.

Section 7. Representation of Shares of Other Corporations. The president or any other officer or officers authorized by the board of directors or the president are each authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officer.

Section 8. Construction and Definitions. Unless the context otherwise requires, the general provisions, rules of construction and definitions contained in the Wyoming Business Corporation Act shall govern the construction of these bylaws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the term "person" includes a corporation as well as a natural person.

ARTICLE VII

AMENDMENTS TO BYLAWS

Section 1. Amendment by Shareholders. New bylaws may be adopted or these bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the certificate of incorporation of the corporation sets forth the number of authorized directors of the corporation, the authorized number of directors may be changed only by an amendment of the certificate of incorporation.

EXHIBIT 11.1

Hand & Hand
34145 Pacific Coast Highway, #379
Dana Point, CA 92629
(949) 489-2400
(949) 489-0034 Facsimile

June 30, 2014

Code Navy
9891 Irvine Center Drive
Irvine, California 92618

Re: Offering Statement on
Form 1-A (the "Offering Statement")

Gentlemen:

You have requested our opinion as to the legality of the issuance by you (the "Corporation") of up to 1,500,000 shares of common stock ("Shares"), as further described in the Offering Statement transmitted for filing on June 30, 2014 to the U.S. Securities and Exchange Commission.

As your counsel, we have reviewed and examined the following:

1. The Articles of Incorporation of the Corporation;
2. The Bylaws of the Corporation;
3. A copy of certain resolutions of the corporation; and
4. The Offering Statement, as proposed to be filed

In giving our opinion, we have assumed without investigation the authenticity of any document or instrument submitted us as an original, the conformity to the original of any document or instrument submitted to us as a copy, and the genuineness of all signatures on such originals or copies.

Based upon the foregoing, we are of the opinion that the Shares to be offered pursuant to the Offering Statement, if sold as described in the Offering Statement will be legally issued, fully paid and non-assessable.

No opinion is expressed herein as to the application of state securities or Blue Sky laws.

We consent to the reference to our firm name in the Offering Circular filed as a part of the Offering Statement and the use of our opinion in the Offering Statement. In giving these consents, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Hand & Hand

HAND & HAND